As filed with the Securities and Exchange Commission on October 3, 2003

Registration No. 333-107339

SECURITIES AND EXCHANGE COMMISSION

Pre-Effective Amendment No. 1 to

FORM F-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

ASM INTERNATIONAL N.V.

(Exact Name of Registrant as Specified in Its Charter)

The Netherlands	98-0101743
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Jan Van Eycklaan 10,3723 Bc Bilthoven, The Netherlands

+31 30 229 84 11

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Arthur H. Del Prado

ASM America Inc.

3440 East University Drive

Phoenix, Arizona 85034

(602) 470-5700

(Name, Address and Telephone Number of Agent for Service)

Copies to:

Steven P. Emerick

Quarles & Brady LLP

One Renaissance Square, Two North Central Avenue

Phoenix, Arizona 85004-2391

(602) 229-5200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and from time to time thereafter.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

5 1/4% Convertible Subordinated Notes due 2010	$90,000,000 principal amount	100%	$90,000,000	(1)

Common shares, par value € .04 per share	$4,682,133(2)	(3)	(3)	(3)

(1)	Registration fee was paid with initial filing of the Form F-3.
(2)	This number represents the total number of shares of common stock that are initially issuable upon conversion of the notes registered hereby at a conversion rate of 52.0237 shares of common stock for each $1,000 principal amount of notes (equivalent to approximately $19.22 per share). The conversion rate is subject to adjustment upon the occurrence of stock dividends, stock splits and other events described in the indenture providing for the notes. In addition to the shares set forth in the table, pursuant to Rule 416 under the Securities Act of 1933, the amount to be registered includes an indeterminate number of shares of common stock that may become issuable upon conversion of the notes as a result of such adjustments.
(3)	No additional consideration will be received for the common stock. Therefore, no additional registration fee is required pursuant to Rule 457(i).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 3, 2003.

PROSPECTUS

ASM International N.V.

$90,000,000

5  1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2010

AND COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

ASM International N.V. issued $90,000,000 aggregate principal amount of 5.25% Convertible Subordinated Notes due 2010 (the “notes”) in a private placement in April 2003. Selling holders can use this prospectus to resell the notes and the shares of common stock into which they may be converted at any time at market prices prevailing at the time of the sale or at privately negotiated prices.

The notes are convertible, at the option of the holder, into shares of our common stock initially at a conversion rate of 52.0237 shares of common stock for each $1,000 principal amount of notes, subject to adjustment for certain corporate events.

The notes bear interest at a rate of 5.25% per year. Interest on the notes is payable on May 15 and November 15 of each year, beginning on November 15, 2003. The notes will mature on May 15, 2010.

On or after May 20, 2006, we may redeem any of the notes at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if the closing price of our common shares on the Nasdaq National Market has exceeded 150% of the conversion price for at least 20 trading days in any period of 30 consecutive trading days and if certain other conditions described in this prospectus are satisfied.

The notes are subordinated in right of payment to all of our existing and future senior indebtedness and are effectively subordinated to all liabilities (including trade payables) of our subsidiaries. At June 30, 2003, we had senior indebtedness outstanding of €0.8 million and our subsidiaries had €166.4 million of other indebtedness and liabilities outstanding, excluding liabilities owed to us. At the same date, we also had €100.6 million of convertible subordinated debt outstanding in addition to the notes, which ranks pari passu with the notes.

Our common shares are listed on the Nasdaq National Market under the symbol “ASMI” and on the Euronext Amsterdam stock exchange under the symbol “ASM.” On September 15, 2003, the last reported sale price of our common shares was $17.47 per share on the Nasdaq National Market and €15.55 per share on the Euronext Amsterdam stock exchange.

In connection with our private placement of the notes in April 2003, we agreed to file a shelf registration statement for the resale of the notes and the common stock issuable upon conversion of the notes. This prospectus is part of that shelf registration statement.

Investing in the notes involves risks. See “ Risk Factors” beginning on page 5.

None of the Securities and Exchange Commission, any state securities commission or the Euronext Amsterdam stock exchange has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated October     , 2003

About This Prospectus

ASM International N.V. was organized on March 4, 1968 as a Netherlands naamloze vennootschap, or public limited liability company, and was known as Advanced Semiconductor Materials International N.V. until November 1996. Our principal executive offices are located at Jan van Eycklaan 10, 3723 BC Bilthoven, the Netherlands, and our telephone number at that address is +31 30 229 84 11. Our World Wide Web site address is http://www.asm.com. The information on our website is not part of this prospectus.

We originally sold the notes in reliance on an exemption from registration under the Securities Act of 1933 for offers and sales of securities that do not involve a public offering.

As used in this prospectus, the terms “ASMI,” “ASM International,” “we,” “our,” or “us” refer to ASM International N.V. or ASM International N.V. and its consolidated subsidiaries, as appropriate in the context.

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus in connection with the offer contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by ASM International. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of ASM International since the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities other than those specifically offered hereby or of any securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

We have not taken any action to permit a public offering of the notes or common shares outside the United States or to permit the possession or distribution of the prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

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This prospectus has been prepared based on information provided by us and by other sources that we believe are reliable. This prospectus summarizes certain documents and other information in a manner we believe to be accurate, but we refer you to the actual documents for a more complete understanding of what we discuss in this prospectus. In making a decision to invest in the notes, you must rely on your own examination of our company and the terms of the offering and the notes, including the merits and risks involved.

We are not making any representation to you regarding the legality of an investment in the notes by you under any legal investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business, tax or other advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in the notes.

You should contact us with any questions about this offering or if you require additional information to verify the information contained in this prospectus.

The notes being offered pursuant to this prospectus are now, and likely will continue to be, represented by one or more global notes, which have been deposited with, or on behalf of, The Depository Trust Company and registered in the name of Cede & Co. Beneficial interests in the global securities representing the notes will be shown on, and transfers thereof will be effective through, records maintained by The Depository Trust Company and its participants. Notes in certificated form will be issued in exchange for the global securities only under limited circumstances on the terms set forth in the indenture.

Each prospective purchaser of the notes must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells the notes or possesses or distributes this prospectus and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales. We shall have no responsibility for your compliance with such laws and regulations.

NOTICE CONCERNING NETHERLANDS SELLING RESTRICTIONS

The notes may not be offered, transferred or sold in or from the Netherlands, whether directly or indirectly, to any individual or legal entity other than individuals or legal entities who or which trade in or invest in securities in their conduct of a profession or trade (which includes banks, brokers, dealers, insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus contains statements relating to our future business and/or results, including, without limitation, statements under the captions “Summary” and “Risk Factors.” These statements include certain projections and business trends which are “forward-looking” within the meaning of the United States Private Securities Litigation Reform Act of 1995. You can identify these statements by the use of words like “may,” “will,” “could,” “should,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue” and variations of these words or comparable words. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ materially from projected results as a result of certain risks and uncertainties. These risks and uncertainties include, without limitation, those described under “Risk Factors” and those detailed from time to time in our filings with the SEC. These forward-looking statements are made only as of the date of this prospectus. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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INDUSTRY AND MARKET DATA

In this prospectus we rely on and refer to information and statistics regarding our markets and market share in the sectors in which we compete. We obtained this information and statistics from various third party sources, discussions with our customers and our own internal estimates. We believe that these sources and estimates are reliable, but have not independently verified them and cannot guarantee their accuracy or completeness.

TRADEMARKS

ASM, the ASM International logo, A600 UHV, Advance, Eagle, Epsilon, Levitor and Pulsar are our registered trademarks. A400, A412, ALCVD, Atomic Layer CVD, Aurora, Polygon, Radical Cleaning, Trident, Rapidfire, Dragon, Coppermine, Silcore, Carbonspeed, New Technology and SmarTool are our trademarks and The Process of Innovation is our service mark.

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PROSPECTUS SUMMARY

This prospectus constitutes part of a registration statement on Form F-3 that we have filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, any selling holder may sell any combination of the securities described in this prospectus in one or more transactions. This summary highlights selected information from this prospectus, and it may not contain all of the information that is important to you. You should read and consider the following summary together with the more detailed information regarding our company and the notes being sold, including “Risk Factors.”

Our Business

We design, manufacture, and sell equipment and systems used to produce integrated circuits, or semiconductor devices. Our operations are divided into the manufacture of equipment used for the production of semiconductor devices on wafers (the front-end segment) and the manufacture of equipment used to assemble and package finished semiconductor devices (the back-end segment). In the front-end, we are a market leader in the manufacture of equipment for the deposition of advanced thin films, a critical step in the semiconductor fabrication process. We believe we have a competitive advantage through our technological innovations and proprietary processes which allows us to develop deposition equipment and systems which promote the cost effective fabrication of increasingly smaller and faster integrated circuits. In the back-end, we believe we are the only company to manufacture equipment for all major steps in the assembly and packaging process, allowing us to offer a uniquely integrated solution. In addition, our back-end business enjoys lower labor and manufacturing costs than many of our competitors because of the location of its operations.

Our Products

We sell our products to all the major semiconductor manufacturers, including Intel, TI, Motorola, Micron, IBM, STMicroelectronics, Philips, Infineon, NEC, Hitachi, Fujitsu, Samsung, TSMC and UMC. We are a global manufacturing company with front-end operations in the Netherlands, Japan, United States and, through our 54.11% owned subsidiary, ASM Pacific Technology Limited, back-end operations in Hong Kong, the People’s Republic of China, Singapore and Malaysia.

The demand for smaller, faster and cheaper integrated circuits to drive the increasing variety of computer, electronic and communication devices provides a constant need for technological innovation. Despite periodic downturns in the industry, product evolution has remained steady and semiconductor processes that have been stretched to meet higher performance requirements have reached their limits. To satisfy consumer demand for lower cost and higher performance semiconductors, manufacturers are developing new processes and materials and moving to 300mm wafers from the current 200mm standard. These new materials and processes require equipment providers to develop entirely new sets of tools.

Our front-end products are designed to permit semiconductor manufacturers to address these technology shifts in a cost effective manner. Our redesigned vertical furnaces, which employ low pressure chemical vapor deposition (LPCVD) to deposit advanced thin films on silicon wafers, are tooled for 300mm wafers and, despite the substantially greater capacity, have a smaller footprint than our vertical furnaces for 200mm wafers. Our plasma enhanced chemical vapor deposition (PECVD) furnaces can deposit state-of-the-art low-k films. Our epitaxial reactors can deposit new silicon germanium films. Our leading-edge atomic layer chemical vapor deposition (ALCVD) equipment can deposit films to support line widths below 100nm. Our Levitor tool provides an entirely new, innovative rapid thermal processing (RTP) solution on single wafers with low energy consumption and high throughput.

Our back-end products are designed to meet the need for high volume, cost effective machines used for the assembly and testing of semiconductor, optoelectronic and photonic devices. We build machinery for all the major assembly processes: die bonding, curing, flip chip bonding, wire bonding, encapsulation, package singulation and strip test handling. We address the market for ball grid array packages with a unique platform that integrates several production steps onto one compact platform. We believe we are the only company offering a single supplier, complete integration solution, which allows sequential discrete processing steps to be continuous. In the back-end segment, we also produce leadframes, which are stamped or etched metal parts that form the foundation of most semiconductor packages.

Our Strategy

Our strategic objective is to realize profitable, sustainable growth by capitalizing on our technological innovations and low cost manufacturing base. We intend to enhance our market position by providing customers with advanced, cost-effective, reliable products and global customer service and support. The key elements of our strategy include:

•	Advancing our existing technology by developing applications for new materials and processes and reducing customer cost of ownership.

•	Leveraging our strong technology capabilities to capture market share upon shifts in technology, such as the current shift to 300mm wafers.

•	Strengthening our relationships with independent research institutes, universities, customers and suppliers and entering into strategic alliances to enhance the scope and depth of our research and development activities.

•	Expanding our intellectual property portfolio by filing patent applications for key developments in our equipment, software and processes.

•	Maintaining our global reach through our operating, sales and service facilities in key parts of the world to establish and maintain long-term customer relationships.

•	Increasing operating efficiency and reducing manufacturing costs through continued outsourcing in the front-end and vertical integration in the back-end.

Our front-end business is conducted through wholly-owned subsidiaries, the most significant of which are ASM Europe B.V., located in the Netherlands, ASM America, Inc., located in the United States, and ASM Japan K.K., located in Japan. Our back-end business is conducted through ASM Pacific Technology Limited, which has its principal operations in Hong Kong, Singapore, Malaysia and the People’s Republic of China. As of June 30, 2003, we owned 54.11% of the outstanding equity of ASM Pacific Technology Limited.

Ratio of Earnings to Fixed Charges

The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,				Six Months Ended June 30,
	2000	2001	2002		2002		2003
					(unaudited)		(unaudited)
Ratio of earnings to fixed charges	24.1x	5.6x	—	(1)	—	(1)	—	(1)

For information about how we calculate the ratio of earnings to fixed charges for the periods indicated, see “Ratio of Earnings to Fixed Charges” in this prospectus.

(1)	Earnings, as calculated for the purposes of the ratios, were less than zero in this period.

THE OFFERING

Securities Offered	Up to $90,000,000 principal amount of 5 1/4% Convertible Subordinated Notes due 2010, together with the shares of common stock into which the notes may be converted.

Maturity Date	May 15, 2010

Interest	5 1/4% per annum on the principal amount, payable semi-annually in arrears in cash on May 15 and November 15 of each year, beginning November 15, 2003.

Conversion	The notes are convertible into our common shares at any time before the close of business on the Maturity Date, at a conversion rate of 52.0237 shares per $1,000 principal amount of the notes (representing an initial conversion price of approximately $19.22), subject to adjustment for certain corporate events.

Subordination	The notes are subordinated to all our existing and future senior indebtedness and are effectively subordinated to all debt and other liabilities of our subsidiaries and are pari passu with all our existing subordinated notes. As of June 30, 2003, we had €0.8 million of senior indebtedness outstanding and our subsidiaries had €166.4 million of other indebtedness and liabilities outstanding, excluding liabilities owed to us. At the same date, we also had €100.6 million of convertible subordinated debt outstanding in addition to the notes which ranks pari passu with the notes. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture.

Sinking Fund	None.

Optional Redemption	Beginning May 20, 2006, we may redeem the notes in whole or in part at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to the redemption date, if the closing price of our common shares on the Nasdaq National Market has exceeded 150% of the effective conversion price for at least 20 trading days in any consecutive 30 trading day period.

Fundamental Change	If a fundamental change (as described under “Description of the Notes—Redemption at Option of the Holder”) occurs prior to the maturity of the notes, you may require us to purchase all or part of your notes at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest.

Use of Proceeds	We will not receive any of the proceeds from the sale by any selling holder of the notes or shares of common stock offered under this prospectus.

Registration Rights	This prospectus is part of a shelf registration statement that we agreed to file with the SEC. In connection with the private placement of the notes, we agreed to use reasonable best efforts to keep the shelf registration statement effective until the date as of which there are no longer any registrable securities.

Taxation	Currently, the Netherlands does not impose any withholding or deduction for taxes in respect of payments on the notes prior to their conversion into common shares. In the event any withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature is required by law, additional amounts with respect to any such withholding or deduction will (subject to certain exceptions) be payable to holders of the notes as described in “Description of the Notes—Payment of Additional Amounts.”

Form and Denomination	The notes have been and will be issued only in denominations of $1,000 and integral multiples thereof and have been and will be issued in registered global form in principal amounts of $1,000 or integral multiples thereof. The notes have been deposited with a custodian for and registered in the name of Cede & Co., as nominee of DTC.

Governing Law	The notes and the indenture are governed by the laws of the State of New York.

No Public Market for the Notes	The notes issued in the initial private placement are eligible for trading in the PORTAL market. However, the notes sold using this prospectus will no longer be eligible for trading in the PORTAL market. We cannot assure you that any active or liquid market will develop or will be maintained for the notes.

Common Shares Trading Symbols	Nasdaq National Market: ASMI Euronext Amsterdam stock exchange: ASM

RISK FACTORS

You should carefully consider and evaluate all of the information contained or incorporated by reference in this prospectus, including the following risk factors, before deciding to invest in our notes. Any of these risks could materially and adversely affect our business, financial condition and results of operations, which in turn could adversely affect the price of the notes and the common shares.

Risks Related to Our Industry

Our business could be adversely affected by the cyclical nature of the semiconductor industry.

We sell our products to the semiconductor industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. Since late 2000, the semiconductor industry has been in a cyclical downturn characterized by reduced demand for products, lower average selling prices, reduced investment in semiconductor capital equipment and other factors all of which have lead to lower sales and earnings for our business. The timing, length and severity of these cycles are difficult to predict. In some cases, such as the present circumstances, these cycles have lasted more than a year. Semiconductor manufacturers may contribute to these cycles by misinterpreting the conditions in the industry and over- or under-investing in semiconductor manufacturing capacity and equipment. We may not be able to respond effectively to these industry cycles.

Downturns in the semiconductor industry often occur in connection with, or anticipation of, maturing product cycles and declines in general economic conditions. Industry downturns have been characterized by reduced demand for semiconductor devices and equipment, production over-capacity and accelerated decline in average selling prices. During a period of declining demand, we must be able to quickly and effectively reduce expenses and motivate and retain key employees. Our ability to reduce expenses in response to any downturn in the semiconductor industry is limited by our need for continued investment in engineering and research and development and extensive ongoing customer service and support requirements. In addition, the long lead time for production and delivery of some of our products creates a risk that we may incur expenditures or purchase inventories for products which we cannot sell. During periods of extended downturn, a portion of our inventory may be written down if it is not sold.

Industry upturns have been characterized by abrupt increases in demand for semiconductor devices and equipment and insufficient production capacity. During a period of increasing demand and rapid growth, we must be able to quickly increase manufacturing capacity to meet customer demand and hire and assimilate a sufficient number of additional qualified personnel. Our inability to quickly respond in times of increased demand could harm our reputation and cause some of our existing or potential customers to place orders with our competitors rather than us.

Our industry is subject to rapid technological change and we may not be able to forecast or respond to commercial and technological trends in time to avoid competitive harm.

Our growth strategy and future success depend upon commercial acceptance of products incorporating technologies we are developing, such as atomic layer chemical vapor deposition, rapid thermal processing, low-k dielectrics and silicon germanium epitaxy. The semiconductor industry and the semiconductor equipment industry are subject to rapid technological change and frequent introductions of enhancements to existing products. Technological changes have had and will continue to have a significant impact on our business. Our operating results and our ability to remain competitive are affected by our ability to accurately anticipate customer and market requirements and develop technologies and products to meet these requirements. Our success in developing, introducing and selling new and enhanced products depends upon a variety of factors, including:

•	successful innovation of processes and equipment;

•	accurate technology and product selection;

•	timely and efficient completion of product design and development;

•	timely and efficient implementation of manufacturing and assembly processes;

•	successful product performance in the field;

•	effective and timely product support and service; and

•	effective product sales and marketing.

We may not be able to accurately forecast or respond to commercial and technical trends in the semiconductor industry or to the development of new technologies and products by our competitors. Our competitors may develop technologies and products that are more effective than ours or that may be more widely accepted. In addition, we may incur substantial unanticipated costs to ensure the functionality and reliability of our current and future products. If our products are unreliable or do not meet our customers’ expectations, then we may experience reduced orders, higher manufacturing costs, delays in collecting accounts receivable, and/or additional service and warranty expense. We have experienced delays from time to time in the introduction of, and some technical and manufacturing difficulties with, some of our systems and enhancements. We may also experience delays and technical and manufacturing difficulties in future introductions or volume production of new systems or enhancements. Significant delays can occur between a product’s introduction and the commencement of volume production of that product. Any of these events could negatively impact our ability to generate the return we intend to achieve on our investments in new products.

If we fail to adequately invest in research and development, or lose our relationships with independent research institutes and universities, we may be unable to compete effectively.

We have limited resources to allocate to research and development, and must allocate our resources among a wide variety of projects in our front-end and back-end businesses. Because of intense competition in our industry, the cost of failing to invest in strategic products is high. In order to enhance the benefits obtained from our research and development expenditures, we have contractual and other relationships with independent research institutes. If we fail to adequately invest in research and development or lose our ability to collaborate with these independent research entities, we may be unable to compete effectively in the front-end and back-end markets in which we operate.

We face intense competition and potential competition from companies which have greater resources than we do, and if we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

We face intense competition in both the front-end and back-end segments of the semiconductor equipment industry from other established companies. Our primary competitors in the front-end business include Applied Materials, Novellus, Tokyo Electron, and Kokusai. Our primary competitors in the back-end business include Kulicke & Soffa, ESEC, Shinkawa, Apic Yamada, BE Semiconductor, Towa, Shinko and Mitsui. A number of our competitors have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources than we do. Their greater capabilities in these areas may enable them to:

•	better withstand periodic downturns in the semiconductor industry;

•	compete more effectively on the basis of price and technology;

•	more quickly develop enhancements to, and new generations of products; and

•	more effectively retain existing customers and attract new customers.

In addition, new companies may enter the markets in which we compete, further increasing competition in the semiconductor equipment industry.

We believe that our ability to compete successfully depends on a number of factors, including:

•	our success in developing new products and enhancements;

•	performance of our products;

•	quality of our products;

•	ease of use of our products;

•	reliability of our products;

•	cost of owning our products;

•	our ability to ship products in a timely manner;

•	quality of the technical service we provide;

•	timeliness of the services we provide;

•	responses of our competitors to changing market and economic conditions; and

•	price of our products and our competitors’ products.

Some of these factors are outside our control. We may not be able to compete successfully in the future, and increased competition may result in price reductions, reduced profit margins, loss of market share, and inability to generate cash flows that are sufficient to maintain or expand our development of new products.

Risks Related to Our Business

Our quarterly revenues and operating results fluctuate due to a variety of factors, which may result in volatility or a decrease in the price of our common shares.

Our quarterly revenues and operating results have varied significantly in the past and may vary in the future due to a number of factors, including:

•	cyclicality and other economic conditions in the semiconductor industry;

•	production capacity constraints;

•	the timing of customer orders, cancellations and shipments;

•	the length and variability of the sales cycle for our products;

•	the introduction of new products and enhancements by us and our competitors;

•	the emergence of new industry standards;

•	product obsolescence;

•	disruptions in sources of supply;

•	our ability to time our expenditures in anticipation of future orders;

•	our ability to fund our capital requirements;

•	changes in our pricing and pricing by our suppliers and competitors;

•	our product and revenue mix;

•	seasonal fluctuations in demand for our products;

•	exchange rate fluctuations;

•	further appreciation of the euro versus the US dollar would negatively affect the competitiveness of our manufacturing activities that are domiciled in countries whose currency is the euro; and

•	economic conditions generally or in various geographic areas where we or our customers do business.

In addition, we derive a substantial portion of our net sales from products that have a high average selling price and significant lead times between the initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in our operating results from quarter to quarter. Gross margins realized on product sales vary depending upon a variety of factors, including the mix of products sold during a particular period, negotiated selling prices, the timing of new product introductions and enhancements and manufacturing costs. A delay in a shipment near the end of a fiscal quarter or year, due, for example, to rescheduling or cancellations by customers or to unexpected manufacturing difficulties experienced by us, may cause sales in a particular period to fall significantly below our expectations and may materially adversely affect our operating results for that period. Further, our need to continue expenditures for research and development and engineering make it difficult for us to reduce expenses in a particular quarter even if our sales goals for that quarter are not met. Our inability to adjust spending quickly enough to compensate for any sales shortfall would magnify the adverse impact of a sales shortfall on our operating results. In addition, announcements by us or our competitors of new products and technologies could cause customers to defer purchases of our existing systems, which could negatively impact our earnings and our financial position.

As a result of these factors, our operating results may vary significantly from quarter to quarter. Any shortfall in revenues or net income from levels expected by securities analysts and investors could cause a decrease in the trading price of our common shares.

Our products generally have long sales cycles and implementation periods, which increase our costs in obtaining orders and reduce the predictability of our earnings.

Our products are technologically complex. Prospective customers generally must commit significant resources to test and evaluate our products and to install and integrate them into larger systems. In addition, customers often require a significant number of product presentations and demonstrations, in some instances evaluating equipment on site, before reaching a sufficient level of confidence in the product’s performance and compatibility with the customer’s requirements to place an order. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new products. The sales cycles of our products often last for many months or even years. Longer sales cycles require us to invest significant resources in attempting to make sales and delay the generation of revenue.

Long sales cycles also subject us to other risks, including customers’ budgetary constraints, internal acceptance reviews and cancellations. In addition, orders expected in one quarter could shift to another because of the timing of customers’ purchase decisions. The time required for our customers to incorporate our products into their systems can vary significantly with the needs of our customers and generally exceeds several months, which further complicates our planning processes and reduces the predictability of our operating results.

Substantially all of our equipment orders are subject to operating or performance specifications. We occasionally experience unforeseen difficulties in compliance with these criteria, which can result in increased design, installation and other costs and expenses.

Substantially all of our equipment sales are conditioned on our demonstration, and our customer’s acceptance, that the equipment meets specified operating and performance criteria, either before shipment or after installation in a customer’s facility. We occasionally experience unforeseen difficulties in demonstrating compliance with these criteria, which can lead to unanticipated expenses for the redesign, modification and testing of the equipment and related software. To the extent this occurs in the future, our costs of goods sold and operating income will be adversely affected. If we are not able to demonstrate compliance with the performance and operating specifications in respect of specific equipment, we may have to pay penalties to the customer, issue credit notes to the customer and/or take other remedial actions, any one of which could negatively affect our operating income.

We derive a significant percentage of our revenue from sales to a small number of large customers, and if we are not able to retain these customers, or they reschedule, reduce or cancel orders, our revenues would be reduced and our financial results would suffer.

Our largest customers account for a significant percentage of our revenues. Our largest customer accounted for 13.9% and our ten largest customers accounted for 39.6% of our net sales in 2002. Sales to and the relative importance of these large customers have varied significantly from year to year and will continue to fluctuate in the future. These sales also may fluctuate significantly from quarter to quarter. We may not be able to retain our key customers or they may cancel purchase orders or reschedule or decrease their level of purchases from us. Any substantial decrease or delay in sales to one or more of our key customers could harm our sales and financial results. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial results.

We may need additional funds to finance our future growth, and if we are unable to obtain such funds, we may not be able to expand our business as planned.

In the past, we have experienced severe capital constraints that adversely affected our operations and ability to compete. We may require substantial additional capital to finance our future growth and fund our ongoing research and development activities beyond 2003. Our capital requirements depend on many factors, including acceptance of and demand for our products, and the extent to which we invest in new technology and research and development projects.

If we raise additional funds through the issuance of equity securities, the percentage ownership of our existing shareholders would be diluted. If we finance our capital requirements we may incur significant interest costs. Additional financing may not be available to us when needed or, if available, may not be available on terms acceptable to us.

If we are unable to raise needed additional funds, we may have to reduce the amount we spend on research and development, slow down our introduction of new products, reduce capital expenditures necessary to support future growth and/or take other measures to reduce expenses which could limit our growth and ability to compete.

The recent outbreak of Severe Acute Respiratory Syndrome (“SARS”) in several East Asian countries and other parts of the world may have an adverse effect on the economies, financial markets and business activities in East Asia and elsewhere, including our operations in East Asia, and as a result may adversely affect our results of operations.

In early 2003, certain countries in East Asia experienced an outbreak of SARS, a highly contagious form of atypical pneumonia. The most heavily affected areas were the Guangdong Province and Hong Kong in the People’s Republic of China. During this outbreak, the World Health Organization issued travel advisories recommending that persons traveling to these areas and other areas affected by the SARS outbreak consider postponing all but essential travel. The recommendations resulted in major airlines drastically reducing the number of flights to Hong Kong and other cities in the regions affected by the SARS outbreak, and travel to and from certain locations in these regions became impractical due to quarantines imposed or recommended for travelers returning from the affected areas. The last reported new case of SARS occurred in Taiwan on June 15, 2003. On July 5, 2003, Taiwan, the last region remaining on the list of areas with recent local transmission of SARS, was removed from that list. The World Health Organization has removed its travel advisories to the regions that were affected by the SARS outbreak.

Like a number of our competitors, our operations in areas that experienced this outbreak were somewhat affected, especially in our back-end operations in Hong Kong and Shenzhen, which is in Guangdong Province. Although the travel restrictions and recommendations against travel to the region have been removed, it is uncertain what the long-term impact of the SARS outbreak will be. The possibility that people will remain hesitant to travel in and to the region, and the possibility that future outbreaks of SARS could occur, may have an adverse effect on the economies, financial markets and business activities in Asia and elsewhere. Furthermore, while we developed strategies to deal with our limited ability to meet personally with customers, suppliers and others during the outbreak which we believe were effective, we can not be certain that such plans or strategies would be fully effective in the event of a future outbreak, or that a future outbreak would not have a material adverse effect on our front-end and back-end operations in the region or beyond.

Although we are a majority shareholder, ASM Pacific Technology is not obligated to pay dividends to us and may take actions or enter into transactions that are detrimental to us.

ASM Pacific Technology is a Cayman Islands limited liability company that is based in Hong Kong and listed on the Hong Kong Stock Exchange. As of June 30, 2003, we owned 54.11% of ASM Pacific Technology through our wholly-owned subsidiary, ASM Netherlands Antilles N.V., a Netherlands Antilles company, and the remaining 45.89% was owned by the public.

Although three of the five directors of ASM Pacific Technology are affiliates of ASM International, they are under no obligation to take any actions that are beneficial to us. Issues and conflicts of interest therefore may arise which might not be resolved in our best interests.

In addition, the directors of ASM Pacific Technology are under no obligation to declare a payment of dividends to shareholders. As a shareholder of ASM Pacific Technology, we can approve the payment of dividends, but cannot compel their payment or size. With respect to the payment of dividends, the directors must consider the financial position of ASM Pacific Technology after the dividend. Since a portion of our cash flows available for front-end is derived from the dividends we receive from ASM Pacific Technology, its failure to declare dividends in any year would negatively impact the cash position of our front-end segment for that year and reduce cash available to service our indebtedness. Cash dividends received from ASM Pacific Technology totaled €15.4 million, €35.7 million, and €29.5 million in 2000, 2001, and 2002, respectively and €15.9 million in 2003 (through June).

The directors of ASM Pacific Technology owe their fiduciary duties to ASM Pacific Technology, and may approve transactions to which we are a party only if the transactions are commercially beneficial to ASM Pacific Technology. Further, under the listing rules of the Hong Kong Stock Exchange, directors who are on the boards of both ASM Pacific Technology and ASM International are not permitted to vote on a transaction involving both entities. This would disqualify all three of the affiliates of ASM International who currently serve on the board of ASM Pacific Technology from voting on any such transaction.

As a shareholder of ASM Pacific Technology, we can vote our shares in accordance with our own interests. However, we may not be entitled to vote on transactions involving both us and ASM Pacific Technology under the listing rules of the Hong Kong Stock Exchange and the Hong Kong Takeover Code. For example, under the Hong Kong Takeover Code, we would be excluded from voting if we were directly involved in a takeover of ASM Pacific Technology in a transaction requiring a shareholder vote.

Our reliance on a primary supplier could result in disruption of our operations.

We outsource a substantial majority of the manufacturing of our front-end business to a single supplier, Philips High Tech Electronics Group (formerly Philips Machinefabrieken Nederland B.V.) based in the Netherlands. Purchases from Philips represented approximately 24.9% of our total cost of sales in the front-end segment in fiscal 2002. A limited portion of this amount represents manufacturing for which Philips is the sole supplier. We are in the process of developing additional internal and external sources of supply for these manufacturing processes in the future. If Philips were unable or unwilling to deliver products to us in the quantities we require for any reason, including natural disaster, labor unrest, capacity constraints, supply chain management problems or contractual disputes, we may be unable to fill customer orders on a timely basis, which could negatively affect our financial performance and customer relationships.

Because the costs to semiconductor manufacturers of switching from one semiconductor equipment supplier to another can be high, it may be more difficult to sell our products to new customers which could limit our growth in sales and market share.

We believe that once a semiconductor manufacturer has selected a supplier’s equipment for a particular product line, that manufacturer generally continues to rely on that supplier for future equipment requirements, including new generations of similar products. Changing from one equipment supplier to another is expensive and requires a substantial investment of resources by the customer. Accordingly, it is difficult to achieve significant sales to a customer currently using another supplier’s equipment. Our inability to sell our products to potential customers who currently use another supplier’s equipment could adversely affect our ability to increase revenue and market share.

Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights from challenges by third parties; claims or litigation regarding intellectual property rights could require us to incur significant costs.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. These agreements and measures may not be sufficient to protect our technology from third party infringements, or to protect us from the claims of others. In addition, patents issued to us may be challenged, invalidated or circumvented, rights granted to us under patents may not provide competitive advantages to us, and third parties may assert that our products infringe their patents, copyrights or trade secrets. Third parties could also independently develop similar products or duplicate our products.

In addition, monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology. The laws of some countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as do the laws of the Netherlands and the United States and thus make the possibility of piracy of our technology and products more likely in these countries. If competitors are able to use our technology as their own, our ability to compete effectively could be harmed.

In recent years, there has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. We are currently involved in patent litigation proceedings in the United States with Applied Materials, Inc. involving claims and counter-claims of patent infringement unrelated to our 1997 settlement with Applied Materials discussed below. In addition, in April 2003, we and our subsidiary, ASM America, entered into a memorandum of understanding regarding the settlement of mutual patent infringement claims between ASM America and Genus, Inc. Although the Genus memorandum of understanding is binding on the parties, various implementation details remain to be worked out. In the future, additional litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. See Note O of Notes to Consolidated Financial Statements in our annual report on Form 20-F dated April 17, 2003, and Note K to Unaudited Consolidated Interim Financial Information in our report on Form 6-K dated August 27, 2003.

Claims that our products infringe the proprietary rights of others would force us to defend ourselves and possibly our customers or suppliers against the alleged infringement. Such claims, if successful, could subject us to significant liability for damages and invalidate our proprietary rights. Regardless of the outcome, patent infringement litigation is time-consuming and expensive to resolve and diverts management time and attention.

Intellectual property litigation could force us to do one or more of the following, any one of which could severely harm our business:

•	forfeit our proprietary rights;

•	stop manufacturing or selling our products that incorporate the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms or at all or may involve significant royalty payments;

•	pay damages, including treble damages and attorney’s fees in some circumstances; or

•	redesign those products that use the challenged intellectual property.

We license the use of some patents from a competitor pursuant to a settlement agreement; if the agreement is terminated, our business could be adversely affected.

In October 1997, we entered into an agreement to settle mutual patent infringement litigation with Applied Materials, Inc., which was amended and restated in 1998, pursuant to which Applied Materials agreed to grant us a worldwide, non-exclusive and royalty-bearing license to use all of the litigated patents and certain additional patents that were not part of the litigation. In return, we agreed to pay Applied Materials $80.0 million and to grant it a worldwide, non-exclusive license to use a number of our patents that we were enforcing in the litigation. All licenses expire at the end of the life of the underlying patents. In addition, the settlement agreement includes covenants for limited periods during which the parties will not litigate the issue of whether certain of our products infringe any of Applied Materials’ patents that were not licensed to us under the settlement agreement. The covenants last for different periods of time for different products and have already expired as to some products. Applied Materials can file new litigation after these covenants expire. Upon the occurrence of an event of default or other specified events, including, among other things, our failure to pay royalties, a change of control of ASM International, and improper use of the licenses, Applied Materials may terminate the settlement agreement, including the licenses and covenants not to sue included in the agreement.

We are currently involved in patent infringement litigation with Applied Materials involving claims that are unrelated to and patents which are not the subject of our settlement agreement with Applied Materials. Additional litigation with Applied Materials regarding other matters or the operation of the settlement agreement itself could occur. Litigation with Applied Materials, which has greater financial resources than we do, could negatively impact our earnings and financial position.

We operate worldwide; economic, political, military or other events in a country where we make significant sales or have significant operations could interfere with our success or operations there and harm our business.

We market and sell our products and services throughout the world. We have assembly facilities in the Netherlands, the United States, Japan, Hong Kong and Singapore, and manufacturing facilities in the People’s Republic of China and Malaysia. We are subject to risks inherent in doing business internationally. In particular, the September 11, 2001 attacks in New York and Washington, D.C. disrupted commerce throughout the United States and other parts of the world. The continued threat of similar attacks throughout the world and military action taken and to be taken by the United States and other nations in Iraq and elsewhere, as well as the threat of military confrontation on the Korean peninsula, may cause significant disruption to commerce throughout the world or in regions where we have operations. To the extent that such disruptions further slow the global economy or, more particularly, result in delays or cancellations of purchase orders, our business and results of operations could be materially and adversely affected. We are unable to predict whether these risks or the responses thereto will result in any long-term commercial disruptions or if such activities or responses will have a long-term material adverse effect on our business, results of operations or financial condition.

We are subject to other risks related to international business, including:

•	unexpected changes in regulatory requirements or changes in one country in which we do business which are inconsistent with regulations in another country in which we do business;

•	fluctuations in exchange rates and currency controls;

•	political conditions and instability, particularly in the countries in which our manufacturing facilities are located;

•	economic conditions and instability;

•	tariffs and other trade barriers, including current and future import and export restrictions, and freight rates;

•	difficulty in staffing, coordinating and managing international operations;

•	burden of complying with a wide variety of foreign laws and licensing requirements;

•	difficulty in protecting intellectual property rights in some foreign countries;

•	limited ability to enforce agreements and other rights in some foreign countries;

•	longer accounts receivable payment cycles in some countries; and

•	business interruption and damage from natural disasters.

We may not be able to recruit or retain qualified personnel or integrate qualified personnel into our organization. Consequently, we could experience reduced sales, delayed product development and diversion of management resources.

Our business and future operating results depend in part upon our ability to attract and retain qualified management, technical, sales and support personnel for our operations on a worldwide basis. Competition for qualified personnel is intense, and we cannot guarantee that we will be able to continue to attract and retain qualified personnel. Availability of qualified technical personnel varies from country to country, and may affect the operations of our subsidiaries in some parts of the world. Our operations could be negatively affected if we lose key executives or employees or are unable to attract and retain skilled executives and employees as needed. In particular, if our growth strategies are successful, we may not have sufficient personnel to manage that growth and may not be able to attract the personnel needed. We do not maintain insurance to protect against the loss of key executives or employees. Further, we have agreements with some, but not all, employees, restricting their ability to compete with us after their employment terminates. Our future growth and operating results will depend on:

•	our ability to continue to broaden our senior management group;

•	our ability to attract, hire and retain skilled employees; and

•	the ability of our officers and key employees to continue to expand, train and manage our employee base.

In response to current market conditions, we have enacted a hiring freeze and have reduced personnel. Although we are not currently focused on attracting new key personnel, we have in the past experienced the intense competition for skilled personnel during market expansions and believe competition will again be intense when the semiconductor market rebounds. Consequently, we generally attempt to minimize reductions in skilled personnel as a reaction to industry downturns, which reduces our ability to lower costs by payroll reduction. We continue to monitor market and economic developments and are ready to implement further measures if circumstances warrant.

Our operational results could be negatively impacted by currency fluctuations.

Our assets, liabilities and operating expenses and those of our subsidiaries are to a large extent denominated in the currency of the country where each entity is established. Our financial statements, including our consolidated financial statements, are expressed in euros. The translation exposures that result from the inclusion of financial statements of our subsidiaries that are expressed in the currencies of the countries where the subsidiaries are located are not hedged. As a result, our operational results are exposed to fluctuations of various exchange rates. These net translation exposures are taken into account in determining shareholders’ equity.

In addition, foreign currency fluctuations may affect the prices of our products. Prices for our products are currently denominated in United States dollars, euros and Japanese yen for sales to our customers throughout the world. If there is a significant devaluation of the currency in a specific country, the prices of our products will increase relative to that country’s currency and our products may be less competitive in that country. Also, we cannot be sure that our international customers will continue to be willing to place orders denominated in these currencies. If they do not, our revenue and operating results will be subject to additional foreign exchange rate fluctuations.

Although we monitor our exposure to currency fluctuations, these fluctuations could negatively impact our earnings, cash flow and financial position.

If our products are found to be defective, product liability claims may be asserted against us and we may not have sufficient liability insurance or resources available to satisfy such claims.

One or more of our products may be found to be defective after we have already shipped the products in volume, requiring a product replacement or recall. We may also be subject to product returns that could impose substantial costs and have a material and adverse effect on our business, financial condition and results of operations.

Product liability claims may be asserted with respect to our products. Although we currently have product liability insurance, we cannot assure you that we have obtained sufficient insurance coverage, that we will have sufficient insurance coverage in the future or that we will have sufficient resources to satisfy any product liability claims should our insurance coverage be unavailable, insufficient or denied.

Environmental laws and regulations may expose us to liability and increase our costs.

Our operations are subject to many environmental laws and regulations wherever we operate which govern, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. In February, 2003, the European Commission issued a directive on waste electrical and electronic equipment (“WEEE”). In principal, the directive results in “take-back” obligations of manufacturers and/or the responsibility of manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment by requiring that European Union Member States adopt appropriate measures to minimize WEEE disposal and achieve high levels of collection separation of WEEE by August 13, 2004. Producers of WEEE will have to provide for the financing of the collection, treatment, recovery and environmentally sound disposal of WEEE by August 13, 2005. The European Commission also has proposed a ban on the use of lead and some flame retardants in manufacturing electronic components. These measures could adversely affect our manufacturing costs or product sales by forcing us or our suppliers to change production processes or use more costly materials. Our customers may require us to conform to the new standards in advance of their implementation by the European Union Member States.

As with other companies engaged in similar activities, we face inherent risks of environmental liability in our current and historical manufacturing activities. Costs associated with future environmental compliance or remediation obligations could adversely affect our business.

Although we currently are a 54.11% shareholder of ASM Pacific Technology, we may not be able to maintain our majority interest, which, if other circumstances are such that we do not control ASM Pacific Technology, would prevent us from consolidating its results of operations with ours. This event would have a significant negative effect on our consolidated net earnings from operations.

We derive a significant portion of our net sales, earnings from operations and net earnings from the consolidation of the results of operations of ASM Pacific Technology with our results. If we do not maintain our majority interest in ASM Pacific Technology, and if other circumstances are such that we do not control it through other means, we would no longer be able to consolidate its results of operations with ours. Any such determination of whether we could continue to consolidate would be based on whether we still have a “controlling financial interest” within the meaning of United States generally accepted accounting principles. If we were to become unable to consolidate the results of operations of ASM Pacific Technology with our results, the results of operations of ASM Pacific Technology would no longer be included in our earnings from operations. Instead, our proportionate share of ASM Pacific Technology’s earnings would be reflected as a separate line-item called “share of results from investments” in our consolidated statements of operations. We would no longer be able to consolidate the assets and liabilities of ASM Pacific Technology and would have to reflect the net investment in ASM Pacific Technology in the line-item “investments” in our consolidated balance sheet. This event would have a significant negative effect on our consolidated earnings from operations, although our net earnings would be reduced only by an amount that reflects the reduction of our ownership interest in ASM Pacific Technology.

We maintain our majority interest in ASM Pacific Technology by purchasing shares from time to time as necessary. ASM Pacific Technology has an employee share incentive program pursuant to which it can issue up to an aggregate of 5.0% of its total issued shares, excluding shares subscribed for or purchased under the program, to directors and employees as an incentive. When ASM Pacific Technology issues shares pursuant to this program, our ownership interest is diluted. If the current maximum amount of shares are issued under this program, our ownership interest would continue to be above 50.0%. However, our interest could further be diluted if ASM Pacific Technology issues additional equity. Any such decision by ASM Pacific Technology to issue additional shares requires the approval of a majority of shareholders, which means that, at present, our approval would be required. Although we intend to continue to purchase shares of ASM Pacific Technology if necessary to maintain our majority interest, we may be unable to do so if we do not have sufficient financial resources at that time.

Our directors and officers control approximately 25% of our voting power which gives them significant influence over matters voted on by our shareholders, including the election of directors, and may make it more difficult for a shareholder group to remove or elect directors not supported by management.

Our directors and officers controlled approximately 25% of our voting power as of June 30, 2003. Accordingly, in the event they were to vote together in connection with matters submitted to a shareholder vote, such as the appointment of our management board by the shareholders, they would have significant influence on the outcome of those matters and on our direction and future operations. This makes it more difficult for a group of shareholders to remove or elect directors not supported by management.

Any investments we may make could disrupt our business and harm our financial condition.

We consider investments in complementary businesses, products or technologies. In the third quarter of 2001, we invested $18.0 million in NuTool, Inc., a semiconductor equipment company that develops copper deposition technologies. In the second quarter of 2003, we invested an additional US $1.4 million in NuTool, Inc. In 2001, we also entered into a strategic technology and marketing agreement with Genitech, Inc. in which we committed under certain conditions to provide $5.0 million over a period of three years for technology development. While we have no other current agreements or specific investment plans, we may acquire businesses, products or technologies in the future. In the event of any future acquisitions, we could:

•	issue shares that would dilute our current shareholders’ percentage ownership;

•	incur debt;

•	assume liabilities;

•	incur impairment expenses related to goodwill and other intangible assets; or

•	incur large and immediate accounting write-offs.

Our operation of any acquired business will also involve numerous risks, including:

•	problems integrating the purchased operations, technologies or products;

•	unanticipated costs and liabilities for which we are not able to obtain indemnification from the sellers;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with customers;

•	risks associated with entering markets in which we have no, or limited, prior experience; and

•	potential loss of key employees, particularly those of the acquired organizations.

We may not be able to successfully integrate any businesses, products or technologies or personnel that we might acquire in the future and also may not realize any anticipated benefits from those acquisitions.

Our anti-takeover provisions may prevent a beneficial change of control.

Our shareholders have granted to Stichting Continuïteit ASM International, or Stichting, a non-membership organization with a board composed of our President and Chief Executive Officer, the Chairman of our Supervisory Board and three independent members, the right to acquire and vote our preferred shares to maintain the continuity of our company. Toward that objective, Stichting will evaluate, when called for, whether a takeover offer is in our best interest, and may, if it determines that such action is appropriate, acquire preferred shares with voting power equal to 50.0% of the voting power of the outstanding common shares. This is likely to be sufficient to enable it to prevent a change of control from occurring.

These provisions may prevent us from entering into a change of control transaction that may otherwise offer our shareholders an opportunity to sell shares at a premium over the market price.

We must offer a possible change of control transaction to Applied Materials, Inc. first.

Pursuant to our 1997 settlement agreement with Applied Materials, Inc., one of our competitors, as amended and restated in 1998, if we desire to effect a change of control transaction, as defined in the settlement agreement, with a competitor of Applied Materials, we must first offer the change of control transaction to Applied Materials on the same terms as we would be willing to accept from that competitor pursuant to a bona fide arm’s-length offer made by that competitor.

Our stock price has fluctuated and may continue to fluctuate widely.

The market price of our common shares has fluctuated substantially in the past. Between January 1, 2002 and June 30, 2003, the sales price of our common shares, as reported on the Nasdaq National Market, ranged from a low of $6.48 to a high of $28.92. The market price of our common shares will continue to be subject to significant fluctuations in the future in response to a variety of factors, including the risk factors discussed in this prospectus.

Furthermore, stock prices for many companies, and high technology companies in particular, fluctuate widely for reasons that may be unrelated to their operating results.

Those fluctuations and general economic, political and market conditions, such as recessions or international currency fluctuations, may adversely affect the market price of our common shares.

Risks Related to this Offering

The notes are subordinated.

The notes are and will be unsecured and subordinated in right of payment to all of our existing and future senior indebtedness, which includes all indebtedness not expressly subordinated to the notes. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. The notes also are and will be effectively subordinated to the liabilities, including trade payables, of any of our subsidiaries. Neither we nor our subsidiaries are prohibited from incurring debt under the indenture, including senior indebtedness. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. As of June 30, 2003, we had approximately €0.8 million of senior indebtedness outstanding and our subsidiaries had approximately €166.4 million of other indebtedness and other liabilities outstanding, excluding liabilities owed to us. At that date, we also had €100.6 million of convertible subordinated debt outstanding in addition to the notes, which ranks pari passu with the notes. We may from time to time incur additional debt, including senior indebtedness. Our subsidiaries may also from time to time incur additional debt and other liabilities. See “Description of the Notes.”

We may be unable to redeem the notes upon a fundamental change.

Upon a fundamental change (as described under “Description of the Notes—Redemption at Option of the Holder”), you may require us to redeem all or a portion of your notes. If a fundamental change were to occur, we may not have enough funds to pay the redemption price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of the notes under certain circumstances, prohibit our repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing or redeeming the notes, we could seek the consent of our lenders to redeem the notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. If a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict our ability to make payments to the holders of the notes. The term “fundamental change” is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See “Description of the Notes—Redemption at Option of the Holder.”

There will be no public market for the notes.

The notes are a recent issue of securities for which there is currently no public trading market. We do not intend to apply for listing of the notes on any securities exchange. Although Morgan Stanley has advised us that they currently make a market in the notes, they may discontinue their market-making activities at any time without notice. The notes issued in the initial private placement are eligible for trading in the PORTAL market, but the notes that are resold using this prospectus will no longer be eligible for trading in the PORTAL market. We cannot predict whether an active trading market for the notes will develop or will be sustained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could fall. Even if an active trading market were to develop, the notes could trade at prices that may be lower than the initial offering price. The trading price of the notes will depend on many factors, including:

•	prevailing interest rates and interest rate volatility;

•	the markets for similar securities;

•	our financial condition, results of operations and prospects;

•	the publication of earnings estimates or other research reports and speculation in the press or investment community;

•	changes in our industry and competition; and

•	general market and economic conditions.

As a result, we cannot assure you that you will be able to sell the notes at attractive prices or at all.

Our share price has been and may continue to be volatile, which might adversely affect the trading price of the notes.

Fluctuations in the market price of our common shares will affect the trading price of the notes. The market price of our common shares has fluctuated substantially in the past. Between January 1, 1999 and June 30, 2003, the sales price of our common shares has ranged from a low of $3.63 to a high of $37.63, as reported on the Nasdaq National Market, and from a low of €3.55 to a high of €38.25 as reported on the Euronext Amsterdam stock exchange. The market price of our common shares will continue to be subject to significant fluctuations in the future in response to a variety of factors, including the risk factors discussed above and the following:

•	future announcements concerning our business or that of our competitors or customers;

•	the introduction of new products or changes in product pricing policies by us or our competitors;

•	litigation regarding proprietary rights or other matters;

•	changes in analysts’ earnings estimates;

•	developments in the financial markets;

•	quarterly fluctuations in operating results;

•	general conditions in the semiconductor and semiconductor equipment industries; or

•	sales of common shares by us under our equity line of credit, as discussed below.

In addition, public stock markets have experienced, and are currently experiencing, extreme price and trading volume volatility, particularly in the high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common shares and, consequently, the notes.

Conversion of the notes will dilute the ownership interest of existing shareholders.

The conversion of some or all of the notes will dilute the ownership interests of existing shareholders. Any sales in the public market of the common shares issuable upon such conversion could adversely affect prevailing market prices of our common shares. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common shares.

We may not be able to refinance the notes if required or if we so desire.

We may need or desire to refinance all or a portion of the notes at maturity. We cannot assure you that we would be able to refinance the notes on commercially reasonable terms, if at all.

The notes, if rated, may receive a lower rating than anticipated, which would cause the market price of the notes and our common shares to be materially and adversely affected.

If we seek a rating of the notes from the ratings agencies, or if any rating agency otherwise rates the notes, one or more of these rating agencies may assign the notes a rating lower than expected by investors. This could cause the market price of the notes and our common shares to decline.

You may have difficulty protecting your rights as an investor and in enforcing civil liabilities because we are a Netherlands limited liability company.

Our affairs are governed by our articles of association and by the laws governing limited liability companies formed in the Netherlands. Our executive offices and the majority of our assets are located outside the United States. In addition, most of the members of our management board and supervisory board, executive officers, and some of the experts named in this prospectus are residents of jurisdictions other than the United States. As a result, it may be difficult for investors to serve process within the United States upon us, members of our management board or supervisory board, our executive officers, or experts named in this prospectus or to enforce against them in United States courts judgments of those courts, to enforce outside the United States judgments obtained against them in United States courts, or to enforce in United States courts judgments obtained against them in courts in jurisdictions outside the United States, in any action, including actions that derive from the civil liability provisions of the United States securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities that derive from the United States securities laws. For a more complete discussion of potential difficulties in protecting your rights, see “Enforceability of Civil Liabilities.”

USE OF PROCEEDS

We will not receive any proceeds from the sale of the notes or the common stock into which the notes may be converted. The selling holders will receive all of the net proceeds from the sale of their notes and the common stock into which the notes may be converted.

PRICE RANGE OF COMMON SHARES

Our common shares are quoted on the Nasdaq National Market under the symbol “ASMI” and listed on the Euronext Amsterdam stock exchange under the symbol “ASM.”

The following tables set forth, for the periods indicated, the high and low closing prices of our common shares as reported on the Nasdaq National Market and the Euronext Amsterdam stock exchange:

	Nasdaq		Euronext
	Closing Prices		Closing Prices
	High	Low	High	Low
Annual Information
1998	$12.88	$2.50	€12.21	€2.22
1999	23.94	3.63	23.00	3.55
2000	35.63	9.31	38.00	10.75
2001	26.84	9.63	31.45	10.10
2002	28.34	6.50	31.90	7.00

Quarterly Information
2001:
First Quarter	$19.88	$9.63	€20.70	€10.10
Second Quarter	26.84	15.31	31.45	17.35
Third Quarter	23.76	10.40	26.80	10.90
Fourth Quarter	19.51	10.55	21.75	11.05
2002:
First Quarter	$26.11	$17.77	€29.70	€20.25
Second Quarter	28.34	14.02	31.90	14.69
Third Quarter	18.30	8.30	18.60	8.16
Fourth Quarter	14.99	6.50	15.60	7.00
2003:
First Quarter	$14.31	$9.71	€13.80	€8.78
Second Quarter	17.00	9.83	14.75	9.22

Monthly Information
March 2003	$12.12	$9.71	€11.40	€8.78
April 2003	15.34	9.83	13.40	9.22
May 2003	15.46	13.06	13.17	11.03
June 2003	$17.00	$14.87	€14.75	€13.10
July 2003	17.52	14.85	16.50	12.45
August 2003	$18.31	$14.85	€17.05	€13.19

As a consequence of the introduction of the euro as the second legal currency in the Netherlands and other European countries, the pricing of our common shares was changed from Netherlands guilders to the euro effective January 1, 1999. The Netherlands guilder has a permanently fixed exchange rate of 1.0 euro to 2.20371 Nlg.

On September 15, 2003, the last reported sale price of our common shares was $17.47 per share on the Nasdaq National Market and €15.55 per share on the Euronext Amsterdam stock exchange. Our common shares listed on the Nasdaq National Market are in registered form and, as of September 15, 2003, were held by 211 holders of record. Our shares listed on the Euronext Amsterdam stock exchange are in bearer form.

EXCHANGE RATE INFORMATION

Our reporting currency is the euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar price of our common shares on the Nasdaq National Market. In addition, to enable you to ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the table below shows, for the indicated periods, the high, low, average and ending exchange rate of United States dollars per euro, based on the noon buying rates in New York City for cable transfers.

United States Dollars Per Euro
	Period End	Period Average(1)	High	Low
Annual Information
1998	1.1667	1.1224	1.2262	1.0725
1999	1.0056	1.0658	1.1821	1.0013
2000	0.9395	0.9235	1.0344	0.8255
2001	0.8903	0.8953	0.9538	0.8353
2002	1.0504	0.9454	1.0410	0.8593

Quarterly Information
2003:
First Quarter	1.0902	1.0735	1.1056	1.0351
Second Quarter	1.1502	1.1364	1.1870	1.0621

Monthly Information
March 2003	1.0902	1.0802	1.1056	1.0520
April 2003	1.1180	1.0862	1.1180	1.0621
May 2003	1.1766	1.1556	1.1853	1.1200
June 2003	1.1502	1.1674	1.1870	1.1423
July 2003	1.1231	1.1365	1.1580	1.1164
August 2003	1.0986	1.1155	1.1390	1.0871

(1)	The average of the noon buying rates on the last business day of each month during the period.

DIVIDEND HISTORY AND POLICY

We have not declared or paid any cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future. Our current policy is to retain all of our earnings to finance the growth and development of our business.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,				Six Months Ended June 30,
	2000	2001	2002		2002		2003
					(unaudited)		(unaudited)
Ratio of earnings to fixed charges(1)	24.1x	5.6x	—	(2)	—	(2)	—	(2)

(1)	The ratio of earnings to fixed charges is computed by dividing:

•	earnings (loss) before cumulative effect of change in accounting principle and before income taxes and minority interest plus fixed charges; by

•	by fixed charges.

Fixed charges consist of interest expense.

(2)	Earnings, as calculated for purposes of the ratios, were less than zero in this period.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2003.

As of June 30, 2003
(unaudited)
(in thousands)
Cash and cash equivalents (1)	€103,452

Total debt (2)
Notes payable to banks	€8,028
Long-term debt (including current portion)	8,675
5% convertible subordinated notes due 2005	100,637
5 1/4% convertible subordinated notes due 2010	78,759

Total debt	196,099

Shareholders’ equity (3):
Common shares: €0.04 par value; 110,000,000 shares authorized, 49,495,158 issued and outstanding, actual and as adjusted	1,980
Financing preferred shares: par value €40; 8,000 shares authorized; none outstanding	—
Preferred shares: par value €40; 118,000 shares authorized; none outstanding	—
Capital in excess of par value	255,939
Retained earnings	20,498
Accumulated other comprehensive loss	(41,985)

Total shareholders’ equity	236,432

Total capitalization	€432,531

(1)	Cash and cash equivalents of ASM Pacific Technology are restricted to use in the operations of ASM Pacific Technology only. At June 30, 2003, such restricted cash and cash equivalents amounted to €32,653.
(2)	At June 30, 2003, our total debt had the following characteristics:

Secured	€13,365
Unsecured	179,482
Guaranteed	—
Unguaranteed	3,252

(3)	The share numbers are based on common shares outstanding as of June 30, 2003, but exclude:

•	2,008,053 common shares issuable upon exercise of outstanding options, 1,524,302 of which have a weighted average exercise price of $12.55 per common share and 485,749 of which have a weighted average exercise price of €13.71 per common share; and

•	200,000 common shares issuable upon exercise of outstanding warrants, which have a weighted average exercise price of $9.81 per share.

SHARE CAPITAL

As of June 30, 2003, we had 110,000,000 common shares, €0.04 par value, and 8,000 preferred shares, €40 par value, authorized for issuance. On that date, we had issued and outstanding 49,495,158 common shares and no preferred shares.

On May 23, 2003, a resolution authorizing the management board to issue, set the price and determine other conditions of the issuance of shares was approved at the 2003 annual general meeting of shareholders for a period of 18 months beginning May 23, 2003.

Since December 31, 1999, other than the issuance of 4,250,000 common shares at a price of $29.00 per share in a public offering in April of 2000, the private placement of $115,000,000 of 5.0% convertible subordinated notes due 2005 in November of 2001, the convertible subordinated notes to which this prospectus relates and the common shares issued in connection with grants pursuant to our stock option plans and stock option agreements with various key management personnel, there have been no material changes to our outstanding share capital. For more information about our stock option plans and agreements, see “Item 6B. Directors, Senior Management and Employees—Compensation” in our 2002 Annual Report on Form 20-F and Note L to our consolidated financial statements filed as part of that report. For more information on our share capital, see the description of our share capital in our Form 8-A Registration Statement filed on April 3, 1985, as updated by our Form 6-K dated July 2, 2002, which has been incorporated into this prospectus by reference.

DESCRIPTION OF THE NOTES

We issued the notes, the issuance of which was duly authorized by our Supervisory Board, under an indenture dated May 6, 2003, between us and Citibank, N.A., as trustee. The notes and the shares issuable upon conversion of the notes are covered by a registration rights agreement. You may request copies of these documents at our address set forth under the caption “About This Prospectus.”

The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture, and to all provisions of the registration rights agreement. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference.

As used in this “Description of the Notes” section, references to “ASM International,” “we,” “our” or “us” refer solely to ASM International N.V. and not to our subsidiaries.

General

The notes are our general unsecured obligations. Our payment obligations under the notes are and will be subordinated to our senior indebtedness and effectively subordinated to all debts and other liabilities of our subsidiaries as described under “Subordination of Notes.” The notes are and will be convertible into common shares as described under “Conversion of Notes.”

The notes are limited to $90 million aggregate principal amount, all of which were issued on May 6, 2003. The notes were issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on May 15, 2010 unless earlier converted, redeemed at our option or redeemed at your option upon a fundamental change.

Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends (although paying cash dividends over a certain amount will trigger an adjustment to the conversion rate, as described under “Conversion of Notes”), incurring debt, or issuing or repurchasing our securities.

You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under “—Redemption at Option of the Holder Upon Fundamental Change.”

The notes accrue interest at a rate of 5 1/4% per annum. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months and accrues from May 6, 2003, or from the most recent date to which interest has been paid or provided for. Interest on the notes is payable semiannually in arrears in cash on May 15 and November 15 of each year, the first payment to be made on November 15, 2003, to the person in whose name the notes are registered at the close of business on the last day of the month preceding such May 15 or November 15 (each a “record date”). Payment of cash interest on the notes will include interest accrued through the day before the applicable interest payment date or redemption date, as the case may be, except as described under “—Redemption at Option of the Holder Upon Fundamental Change.”

If any interest payment date, maturity date or redemption date of a note falls on a day that is not a business day, then the required payment of principal and interest will be made on the next succeeding business day with the same force and effect as if made on such date. No additional interest will accrue as a result of such delay in payment. The term “business day” means, with respect to any note, any day other than a Saturday, Sunday or day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

We will maintain an office in the Borough of Manhattan, The City of New York, where we will pay the principal and premium, if any, on the notes and you may present the notes for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the trustee. We may pay interest by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you will be paid, at your written election, by wire transfer in immediately available funds.

However, payments to DTC and its participants Euroclear and Clearstream, Luxembourg will be made by wire transfer of immediately available funds to the account of DTC and its participants Euroclear or Clearstream, Luxembourg, as applicable, or the appropriate nominee.

Conversion of Notes

You may convert your notes, in whole or in part, into common shares prior to the close of business on the final maturity date of the notes, subject to prior redemption of the notes. You may elect to receive the common shares issued upon conversion either in the form of shares registered with our New York transfer agent (New York shares), or Dutch bearer shares, provided that prior to forty days after the later of the date of the original issuance of the notes and the latest date of any additional issuances of notes, any common shares issued upon conversion of the notes must be issued in the form of New York shares. New York shares will bear a restrictive legend as described under “Transfer Restrictions.” The number of common shares you will receive upon conversion of your notes will be determined by multiplying the number of $1,000 principal amount notes you convert by the conversion rate on the date of conversion. The initial conversion rate for the notes is equal to 52.0237 common shares per $1,000 principal amount of notes, subject to adjustment as described below, which represents an initial conversion price of approximately $19.22 per share. If we call notes for redemption, you may convert the notes only until the close of business on the business day prior to the redemption date unless we fail to pay the redemption price. If you have submitted your notes for redemption upon a fundamental change, you may convert your notes only if you withdraw your redemption election. You may convert your notes in part so long as the part is $1,000 principal amount or an integral multiple of $1,000. Upon conversion of notes, a holder will not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates). Our delivery to the holder of the full number of shares of our common stock into which a note is convertible, together with any cash payment for such holder’s fractional shares, or cash or a combination of cash and shares of our common stock in lieu thereof, will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued but unpaid interest attributable to the period from the most recent interest payment date to the conversion date.

As a result, accrued but unpaid interest to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made if (1) we have specified a redemption date that is after a record date and prior to the next interest payment date, (2) we have specified a purchase date following a fundamental change that is during such period or (3) only to the extent of overdue interest, any overdue interest exists at the time of conversion with respect to such note.

We will not issue fractional common shares upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the last reported sale price of the common shares on the Nasdaq National Market trading day prior to the conversion date. Except as described below, you will not receive any accrued interest or dividends upon conversion.

To convert your notes into common shares you must:

•	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

The date you comply with these requirements is the conversion date under the indenture. If your interest is a beneficial interest in a global note, to convert you must comply with the last three requirements listed above and comply with the applicable depositary’s procedures for converting a beneficial interest in a global note.

We will adjust the conversion rate in the manner specified in the indenture if any of the following events occurs:

(1)	we issue common shares or other capital stock as a dividend or distribution on our common shares;

(2)	we issue to all holders of common shares certain rights or warrants to purchase our common shares, for a period expiring within 45 days of the record date for such issuance, at a price per share that is less than the current market price of our common stock, as defined in the indenture;

(3)	we subdivide or combine our common shares;

(4)	we distribute to all holders of our common shares, any of our capital shares, evidences of indebtedness or assets, including securities but excluding:

•	rights or warrants listed in (2) above;

•	dividends or distributions listed in (1) above; and

•	cash dividends listed in (5) below;

if we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities (where such closing prices are available) for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the NASDAQ National Market or such other national or regional exchange or market on which the securities are then listed or quoted;

(5)	we distribute to all holders of our common shares cash, excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of ASM International and excluding any cash dividend on our common shares to the extent that the aggregate cash dividends per common share in any fiscal year does not exceed the greater of:

•	the amount per common share of the cash dividends on the common shares during the preceding fiscal year to the extent that such prior dividends did not require an adjustment of the conversion rate pursuant to this clause (5), as adjusted to reflect subdivisions or combinations of the common shares, and

•	5.0% of the average of the last reported sale price of the common shares on the Nasdaq National Market during the ten trading days immediately prior to the declaration date of each dividend, calculated at the time of each distribution in respect of the aggregate year-to-date amount of cash dividends;

provided that any adjustment required to be made under this clause (5) as a result of a cash dividend will be based upon the amount by which the distribution exceeds the amount of the cash dividend permitted to be excluded pursuant to this clause (5); and

(6)	we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common shares to the extent that the cash and value of any other consideration included in the payment per common share exceeds the last reported sale price of the common shares on the Nasdaq National Market on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

(7)	someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common shares to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per common share exceeds the closing sale price per common share on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause (7) will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan unless the rights have separated from the common stock at the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

In the event of:

•	any reclassification of our common shares;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common shares would be entitled to receive shares, other securities, other property, assets or cash for their common shares, upon conversion of your notes you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the notes into our common shares immediately prior to any of these events.

We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common shares resulting from any shares or rights distribution. See “Taxation—Summary of United States Federal Income Tax Considerations.”

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common shares or convertible or exchangeable securities or rights to purchase our common shares or convertible or exchangeable securities.

Optional Redemption by Us

Beginning on May 20, 2006, we may redeem the notes in whole or in part at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to the redemption date, if the closing price of our common shares has exceeded 150% of the conversion price for at least 20 trading days in the consecutive 30 trading day period ending as of the date we give notice of the redemption or within two business days prior to giving such notice.

We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be of the portion selected for redemption.

We may not redeem the notes if we have failed to pay any interest on the notes and such failure to pay is continuing or if additional amounts, as defined herein, are or will become payable on the notes. We will issue a press release if we redeem the notes.

Redemption at Option of the Holder Upon Fundamental Change

If a fundamental change of ASM International occurs at any time prior to the final maturity of the notes, you may require us to redeem your notes, in whole or in part, on a redemption date that is not less than 20 nor more than 35 business days after the date of our notice of the fundamental change. The notes will be redeemable in integral multiples of $1,000 principal amount.

We will redeem the notes at a price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, unless the redemption date falls after a record date and on or prior to the corresponding interest payment date, in which case we will pay the full amount of accrued and unpaid interest payable on such interest payment date to the holder of record at the close of business on the corresponding record date.

We will mail to all record holders a notice of a fundamental change within 10 days after it has occurred. We are also required to deliver to the trustee a copy of the fundamental change notice and to issue a press release announcing the fundamental change. If you elect to redeem your notes, you must deliver to us or our designated agent, on or before the redemption date specified in our fundamental change notice, your redemption notice and any notes to be redeemed, duly endorsed for transfer. We will promptly pay the redemption price for notes surrendered for redemption following the repurchase date.

A “fundamental change” of ASM International is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common shares are exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common shares that:

•	are listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	are approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the United States Securities Exchange Act of 1934, as amended, in the event of a fundamental change.

These fundamental change redemption rights could discourage a potential acquirer of ASM International. However, this fundamental change redemption feature is not the result of management’s knowledge of any specific effort to obtain control of ASM International by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving ASM International.

We may be unable to redeem the notes in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the redemption price for all tendered notes. Any existing or future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. If a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict payments to the holders of notes.

Subordination of Notes

Payment on the notes, to the extent provided in the indenture, are and will be subordinated in right of payment to the prior payment in full of all of our senior indebtedness. The notes also are effectively subordinated to all debt and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, interest, and liquidated damages, if any, on the notes will be subordinated in right of payment to the prior payment in full in cash, or other payment satisfactory to the holders of senior indebtedness, of all senior indebtedness. In the event of any acceleration of the notes because of an event of default, the holders of any outstanding senior indebtedness would be entitled to payment in full in cash, or other payment satisfactory to the holders of senior indebtedness, of all senior indebtedness obligations before the holders of the notes are entitled to receive any payment or distribution. We are required under the indenture to promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default.

We may not make any payment on the notes if:

•	a default in the payment of designated senior indebtedness occurs and is continuing beyond any applicable period of grace (called a “payment default”); or

•	a default other than a payment default on any designated senior indebtedness occurs and is continuing that permits a holder of designated senior indebtedness to accelerate its maturity, or in the case of a lease that is designated senior indebtedness, a default occurs and is continuing that permits the lessor to either terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease, and the trustee receives a notice of such default (called “payment blockage notice”) from any person permitted to give such notice under the indenture (called a “non-payment default”).

We may resume payments and distributions on the notes:

•	in case of a payment default, upon the date on which such default is cured or waived or ceases to exist; and

•	in case of a default other than a payment default, the earlier of the date on which such default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received, if the maturity of the designated senior indebtedness has not been accelerated, or in the case of any lease, 179 days after notice is received if we have not received notice that the lessor under such lease has exercised its right to terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease.

No new period of payment blockage may be commenced pursuant to a payment blockage notice unless 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice. No default other than a payment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for any later payment blockage notice.

If the trustee or any holder of the notes receives any payment or distribution of our assets in contravention of the subordination provisions on the notes before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior indebtedness, then such payment or distribution will be held in trust for the benefit of holders of senior indebtedness or their representatives to the extent necessary to make payment in full, or payment satisfactory to the holders of senior indebtedness of all unpaid senior indebtedness.

Because of the subordination provisions discussed above, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. This subordination will not prevent the occurrence of any event of default under the indenture.

The notes are exclusively obligations of ASM International. A substantial portion of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments from our subsidiaries. Any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” furnished in our report on Form 6-K on April 28, 2003, for a discussion of the limitations on our access to the earnings, cash flow and assets of our 54.11% owned subsidiary, ASM Pacific Technology.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor to any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

The term “senior indebtedness” is defined in the indenture and includes principal, premium, interest, rent, fees, costs, expenses and other amounts accrued or due on our existing or future indebtedness, as defined below, or any existing or future indebtedness guaranteed or in effect guaranteed by us, subject to certain exceptions. The term does not include:

•	any indebtedness that by its express terms is not senior to the notes or is pari passu or junior to the notes; or

•	any indebtedness we owe to any of our majority-owned subsidiaries; or

•	the notes.

The term “indebtedness” is also defined in the indenture and includes, in general terms, our liabilities in respect of borrowed money, notes, bonds, debentures, letters of credit, bank guarantees, bankers’ acceptances, capital and certain other leases, interest rate and foreign currency derivative contracts or similar arrangements, guarantees and certain other obligations described in the indenture, subject to certain exceptions. The term does not include, for example, any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services.

The term “designated senior indebtedness” is defined in the indenture and includes, in general terms, any senior indebtedness that by its terms expressly provides that it is “designated senior indebtedness” for purposes of the indenture.

As of June 30, 2003, ASM International had €0.8 million of senior indebtedness outstanding and our subsidiaries had €166.4 million of other indebtedness and liabilities outstanding. At that date we also had outstanding €100.6 million of convertible subordinated debt in addition to the notes, which ranks pari passu with the notes. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. We may from time to time incur additional debt, including senior indebtedness. Our subsidiaries may also from time to time incur additional debt and liabilities.

We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the notes. The trustee’s claims for these payments will generally be senior to those of noteholders in respect of all funds collected or held by the trustee.

Payment of Additional Amounts

Unless otherwise required by the laws of the Netherlands, we will not deduct or withhold from payments made with respect to the notes on account of any current or future taxes, duties, levies, imposts, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any taxing authority. In the event that we are required to withhold or deduct on account of any taxes from any payment made with respect to the notes, we will pay such additional amounts so that the net amount received by each holder of notes, including those additional amounts, will equal the amount that such holder would have received if such taxes had not been required to be withheld or deducted. The amounts that we are required to pay to preserve the net amount receivable by the holders of notes are referred to as “additional amounts.”

Additional amounts will not be payable with respect to a payment made to a holder of notes to the extent:

(1)	that any such taxes would not have been so imposed but for the existence of any current or former connection between such holder and the Netherlands, other than the mere receipt of such payment, acquisition, ownership or disposition of such notes or the exercise or enforcement of rights under such notes or the indenture;

(2)	of any estate, inheritance, gift, sales, transfer or personal property taxes imposed with respect to such notes, except as otherwise provided in the indenture; or

(3)	that any such taxes would not have been imposed but for the presentation of such notes, where presentation is required, for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment is provided for, whichever is later, except to the extent that the beneficiary or holder thereof would have been entitled to additional amounts had the notes been presented for payment on any date during such 30-day period.

We also will:

•	withhold or deduct the taxes as required;

•	remit the full amount of taxes deducted or withheld to the relevant taxing authority in accordance with all applicable laws;

•	use our reasonable best efforts to obtain from each relevant taxing authority imposing such taxes certified copies of tax receipts evidencing the payment of any taxes deducted or withheld; and

•	upon request, make available to the holders of notes, within 60 days after the date the payment of any taxes deducted or withheld is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us or, if notwithstanding efforts to obtain such receipts the same are not obtainable, other evidence of such payments.

At least 30 days prior to each date on which any payment under or with respect to the notes is due and payable, if we will be obligated to pay additional amounts with respect to such payment, we will deliver to the trustee an officer’s certificate stating the fact that such additional amounts will also be payable, the amounts so payable and such other information as is necessary to enable the trustee to pay such additional amounts to holders of the notes on the payment date.

The foregoing provisions will survive any termination or discharge of the indenture and will apply to any jurisdiction in which any successor to ASM International is organized or is engaged in business for tax purposes or any political subdivisions or taxing authority or agency thereof or therein (substituting in such case the new jurisdiction for the Netherlands in the foregoing provision).

In addition, we will pay any stamp, issue, registration, documentary or other similar taxes and duties, including interest, penalties and additional amounts with respect thereto, payable in the Netherlands or the United States or any political subdivision or taxing authority of or in the foregoing in respect of the creation, issue, offering, enforcement, redemption or retirement of the notes.

Whenever in the indenture, the notes or in this prospectus there is mentioned, in any context, the payment of principal, redemption price, or any other amount payable under or with respect to any note, such mention shall be deemed to include the payment of additional amounts to the extent payable in the particular context.

Merger and Sale of Assets by ASM International

The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than ASM International, is organized and existing under the laws of the Netherlands or the United States, any state thereof or the District of Columbia;

•	the successor person assumes, by supplemental indenture satisfactory in form to the trustee, all our obligations under the notes and the indenture;

•	after giving effect to such transaction there is no event of default under the indenture and no event which, after notice or passage of time or both, would become an event of default; and

•	we have delivered to the trustee an officers’ certificate and opinion of counsel each stating that such consolidation, merger, sale, conveyance, transfer or lease complies with these requirements.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

The following are events of default under the indenture:

•	we fail to pay principal or premium, if any, when due upon redemption, repurchase or otherwise on the notes, whether or not the payment is prohibited by subordination provisions of the indenture;

•	we fail to pay any interest and liquidated damages, if any, on the notes, when due and such failure continues for a period of 30 days, whether or not the payment is prohibited by subordination provisions of the indenture;

•	we fail to provide notice of the occurrence of a fundamental change on a timely basis;

•	we fail to perform or observe any of the covenants in the indenture for 60 days after notice of such failure is given to us from the trustee (or to us and the trustee from the holders of at least 25% in principal amount of the outstanding notes);

•	certain events involving our bankruptcy, insolvency or reorganization; or

•	there occurs, with respect to any indebtedness of ASM International having an outstanding principal amount of $10 million or more in the aggregate for all such debt, (1) an event of default that has caused the lender to declare such indebtedness to be due and payable prior to its scheduled maturity or (2) failure to make a principal payment when due and such defaulted payment is not made, waived or extended within the applicable grace period.

The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, if any, and accrued interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. However, except in the case of defaults due to the nonpayment of principal, premium, if any, interest or liquidated damages, if any, that became due as a result of the acceleration, if we cure all defaults and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

Payment of principal, premium, if any, or interest on the notes that are not made when due will accrue interest at the annual rate of 1% above the interest rate on the notes from the required payment date.

The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium or interest and liquidated damages, if any, on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes;

•	the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee; and

•	the trustee fails to comply with the request within 60 days after receipt.

Modification and Waiver

We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes. In certain other cases, the consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest of any note;

•	reduce the principal amount or premium of any note;

•	reduce any amount payable upon redemption or repurchase of any note;

•	adversely change our obligation to redeem any note upon a fundamental change;

•	impair the right of a holder, subject to the terms of the indenture, to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder, subject to the terms of the indenture, to convert any note or reduce the number of common shares or the amount of any other property receivable upon conversion;

•	adversely modify, in any material respect, the subordination provisions of the indenture;

•	reduce the quorum or voting requirements under the indenture;

•	change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of notes required for consent to any modification of the indenture.

Form and Denomination

The notes have been and will be issued in registered form in denominations of $1,000 and integral multiples thereof without interest coupons attached. The notes are not issuable in bearer form.

The notes are represented by global notes in fully registered form without interest coupons. The global notes were deposited with a custodian for and registered in the name of Cede & Co., as nominee of DTC for the accounts of participants in DTC. Interests of participants in the notes are represented by book entries on the records of DTC and its participants, including Euroclear and Clearstream, Luxembourg and their participants, as applicable.

Ownership of beneficial interests in the notes is and will be limited to persons that have accounts with DTC or persons that may hold interests through such participants.

Rights of persons owning a beneficial interest in the global notes are governed by the procedures of DTC, Euroclear or Clearstream, Luxembourg, as applicable, and, if such person is not a participant, by the procedures of the participant through which such person owns its interest.

We will issue the notes in definitive form only if:

•	DTC notifies us that it is unwilling or unable to continue as a clearing system in connection with the notes or DTC ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934, as amended, and a successor clearing system is not appointed by us within 90 days after receipt of such notice; or

•	in the case of the Regulation S global note only, Euroclear or Clearstream, Luxembourg is closed for a continuous period of 30 days (other than by reason of legal holidays) or announces an intention to permanently cease business; or

•	an event of default shall have occurred and the maturity of the notes shall have been accelerated in accordance with the terms of the notes, and any holder shall have requested in writing the issuance of definitive notes following such an occurrence; or

•	we shall have determined in our sole discretion that the notes shall no longer be represented by global notes.

In these circumstances, notes in definitive form may be registered in the names of the persons owning the beneficial interests as evidenced by the account records of DTC, Euroclear, or Clearstream, Luxembourg, as applicable. Such account records will, in the absence of manifest error, be conclusive evidence of the identity of the persons owning beneficial interests in the global notes.

In the absence of the circumstances set forth above, owners of beneficial interests in a global note will not be entitled to have the notes represented by such global note registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or holders of any notes under such global note. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer or pledge beneficial interests in a global note.

Transfer of Notes

We will cause to be kept, at the office of the registrar, the register on which shall be kept the names and addresses of the holders of the notes and the particulars of the notes held by them and of all transfers and exchanges of notes.

Subject to the indenture and as described below, a note may be transferred, in whole or in part, by surrender of the certificate issued in respect of that note, with the form of transfer duly completed and signed by the transferor and the transferee at the specified office of the registrar. No transfer of title to any note will be effective unless and until entered on the register.

Transfers of interests in notes between participants of DTC, Euroclear or Clearstream, Luxembourg, shall be effected in accordance with procedures established by such parties.

Registration Rights of the Holders

We have entered into a registration rights agreement with Morgan Stanley, pursuant to which we filed the shelf registration statement with the SEC covering resale of the registrable securities of which this prospectus is a part. We will use reasonable best efforts to keep the shelf registration statement effective until the date as of which there are no longer any registrable securities.

When we use the term “registrable securities” in this section, we are referring to the notes and the common shares issuable upon conversion of the notes until the earliest of:

•	the effective registration under the Securities Act and the resale of the securities in accordance with the registration statement;

•	the expiration of the holding period with respect to the registrable securities under Rule 144(k) under the Securities Act; and

•	the sale to the public of such registrable securities pursuant to Rule 144 under the Securities Act.

We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

•	exceed 30 days in any three-month period; or

•	an aggregate of 90 days for all periods in any 12-month period.

Notwithstanding the foregoing, we will be permitted to suspend the use of the prospectus for up to 60 days in any 3-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions.

We will pay predetermined liquidated damages on the interest payment dates relating to the notes if the shelf registration statement of which this prospectus is a part is not timely declared effective or if this prospectus is unavailable for periods in excess of those permitted above (a “Default Event”):

•	on the notes at an annual rate equal to 0.25% for the first 90 days after a Default Event and 0.5% thereafter of the aggregate principal amount of the notes outstanding until this registration statement is declared effective or during the additional period this prospectus is unavailable; and

•	on the common shares that have been converted, at an annual rate equal to 0.5% of the aggregate conversion price relating to such common shares effective during such periods.

A holder who elects to sell registrable securities pursuant to the shelf registration statement of which this prospectus is a part will be required to:

•	be named as a selling shareholder in this prospectus;

•	deliver this prospectus to purchasers; and

•	be subject to the provisions of the registration rights agreement, including indemnification provisions.

Under the registration rights agreement we will:

•	pay all expenses of the shelf registration statement;

•	provide each registered holder copies of this prospectus;

•	notify holders when the shelf registration statement has become effective; and

•	take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

Information Concerning the Trustee

We have appointed Citibank, N.A., 111 Wall Street, 14th Floor, New York, New York 10043, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

Notices

Notices to holders will be valid if published in a leading newspaper having general circulation in the Netherlands, and in an English language newspaper of general circulation in the United States and Europe. Any such notice shall be deemed to have been given on the date of such publication (or, if published more than once or on different dates, on the first date on which publication is made), provided that notices to the holders may be given by delivery of the relevant notice to DTC, Euroclear and Clearstream, Luxembourg for communication to their participants in substitution for publication.

Governing Law

The notes and the indenture are governed by, and will be construed in accordance with, the laws of the State of New York.

TAXATION

Summary of Netherlands Tax Considerations

The following is a summary of the Netherlands tax consequences of the acquisition, holding and disposal (including conversion) of the notes and common shares into which the notes may be converted. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of notes or of common shares into which the notes may be converted. In view of its general nature, it should be treated with corresponding caution. Holders should consult with their tax advisers with regard to the tax consequences of investing in the notes.

Except as otherwise indicated, this summary only addresses the Netherlands tax legislation, as in effect and in force at the date hereof, as interpreted in published case law.

Withholding Tax

Interest and any other payments under the notes.    Under current Netherlands law, payment of interest, principal and premium, if any, will not be subject to Netherlands withholding tax. Accordingly, all payments made by us under the notes may be made free of withholding or deduction of, for or on account of any taxes of whatever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein.

Dividends.    Dividends distributed by us generally are subject to a withholding tax imposed by the Netherlands at a rate of 25%. The expression “dividends distributed” includes, among other things:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Netherlands dividend withholding tax purposes;

•	liquidation proceeds, proceeds of redemption of common shares or consideration for the repurchase of common shares by us, or one of our subsidiaries, to the extent such consideration exceeds the average paid-in capital recognized for Netherlands dividend withholding tax purposes;

•	the par value of common shares issued to a holder of common shares or an increase of the par value of common shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Netherlands dividend withholding tax purposes, has been made or will be made; and

•	partial repayment of paid-in capital, recognized for Netherlands dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless the general meeting of our shareholders has resolved in advance to make such repayment and provided that the par value of the common shares concerned has been reduced by an equal amount by way of an amendment of the articles of association.

If a holder of common shares is resident in a country other than the Netherlands and if a double taxation convention is in effect between the Netherlands and such other country, such holder of common shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax. Among others, the Netherlands has concluded such a convention with the United States.

Under the Convention Between the United States of America and the Kingdom of the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “U.S. Tax Treaty”), currently in effect, dividends we pay to a holder of common shares who is not, or is not deemed to be, a resident of the Netherlands for Netherlands tax purposes and that is a resident of the United States as defined in the U.S. Tax Treaty are generally eligible for a reduction of the 25% Netherlands withholding tax to 15% or, in the case of certain U.S. corporate shareholders owning at least 10% of ASMI voting power, to 5%, provided that such shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which our shares and the dividends are attributable. The U.S. Tax Treaty provides for a complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. The Netherlands and the United States have entered into a mutual agreement to clarify the entitlement of exempt pension funds to the benefits under the U.S. Tax Treaty. Based on this agreement U.S. pension funds investing in us, through entities that are considered to be transparent from a Netherlands point of view, but are treated as taxable from a U.S. point of view, are entitled to a reduction of dividend withholding tax to nil. Except in the case of exempt organizations, the reduced dividend withholding rate (or exemption from withholding) can be applied at the source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. Exempt organizations remain subject to the statutory withholding rate of 25% and are required to file for a refund of such withholding.

A holder who is not, or is not deemed to be, a resident of the Netherlands may not claim the benefits of the U.S. Tax Treaty unless:

•	the holder is a resident of the United States as defined therein, and

•	the holder’s entitlement to such benefits is not limited by the provisions of Article 26 (“limitation on benefits”) of the U.S. Tax Treaty.

Individuals and corporate entities who are resident or deemed to be resident in the Netherlands for Netherlands tax purposes (“Netherlands resident individuals” and “Netherlands resident entities”) can generally credit the withholding tax against their income tax or corporate income tax liability.

Under current Netherlands law, we may be permitted under limited circumstances to deduct and retain from the withholding a portion of the amount that otherwise would be required to be remitted to the tax authorities in the Netherlands. This amount generally may not exceed 3% of the total dividend distributed by us. If we retain a portion of the amount withheld from dividends paid to Netherlands resident individuals or Netherlands resident entities, the portion (which is not remitted to the tax authorities) might not be credited against their income tax or corporate income tax liability. We will endeavor to provide you with information concerning the extent to which we have applied the reduction described above to dividends paid to you.

A refund, reduction, exemption or credit of Netherlands dividend withholding tax on the basis of Netherlands tax law or on the basis of a tax treaty between the Netherlands and another state, will be granted only if the dividends are paid to the beneficial owner of the dividends. A receiver of a dividend is not considered to be the beneficial owner of a dividend if, in an event of “dividend stripping”, he has paid a consideration related to the receipt of such dividend. In general terms, “dividend stripping” can be described as the situation in which a foreign or domestic person (usually, but not necessarily, the original shareholder) has transferred his shares or his entitlement to the dividend distributions to a party that has a more favorable right to a refund or reduction of Netherlands dividend withholding tax than the foreign or domestic person. In these situations, the foreign or domestic person (usually the original shareholder), by transferring his shares or his entitlement to the dividend distributions, avoids and reduces Netherlands dividend withholding tax while retaining his “beneficial” interest in the shares and the dividend distributions.

Netherlands Taxes on Income and Capital Gains

Netherlands resident individuals.    As a general rule, Netherlands resident individuals will be taxed annually on a deemed income of 4% of their net investment assets at an income tax rate of 30%. The net investment assets for the year are the average of the investment assets less the attributable liabilities at the beginning and at the end of the relevant year. The value of the notes or shares is included in the calculation of the net investment assets. A tax-free allowance for the first €18,800 (€37,600 for partners (statutorily defined term); this amount may be increased with €2,510 per minor child) of the net investment assets may be available. Actual benefits derived from the notes or shares, including any capital gains (including conversion), are not as such subject to Netherlands income tax.

However, if the notes or shares are attributable to an enterprise from which a Netherlands resident individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth of such enterprise without being a shareholder, any benefit derived or deemed to be derived from the notes or shares, including any capital gain realized on the disposal thereof (including a conversion of notes), are generally subject to income tax at a progressive rate with a maximum of 52%. Subject to the same progressive rate are benefits derived from the notes or shares in case a Netherlands resident individual carries out activities that exceed regular portfolio asset management or derives other benefits from the notes or shares that are taxable as benefits from activities (resultaat uit overige werkzaamheden).

Furthermore, if a Netherlands resident individual has an actual or deemed substantial interest in us, any benefit derived or deemed to be derived from the shares, including any capital gains realized on the disposal thereof, are subject to income tax at a rate of 25%. Finally if a Netherlands resident individual has an actual or deemed substantial interest in us, any benefit derived or deemed to be derived from the notes, including any capital gains realized on the disposal thereof (including conversion), are subject to income tax at a progressive rate with a maximum of 52%. Please see below for the further clarification of the term substantial interest.

Netherlands corporate entities.    Any benefit derived or deemed to be derived from the notes or the shares held by entities resident in the Netherlands for Netherlands tax purposes (“Netherlands resident entities”), including any capital gains realized on the disposal thereof, is generally subject to corporate income tax at a rate of 34.5%, unless the participation exemption is applicable. Under the participation exemption Netherlands resident companies are exempt from corporate income tax with respect to dividends and capital gains (and losses), including currency exchange results, derived from or realized on the disposal of a qualifying shareholding. Generally, the participation exemption applies if a Netherlands resident entity holds an interest of at least 5% in the issued and paid up share capital of a company.

A Netherlands qualifying pension fund is not subject to corporate income tax and a qualifying Netherlands resident investment fund (fiscale beleggingsinstelling) is subject to corporate income tax at a special rate of 0%.

Non-resident holders.    A holder of notes or shares into which the notes may be converted will not be subject to Netherlands taxes on income or capital gains in respect of any payment under the notes or the shares or in respect of any gain realized on the disposal or deemed disposal of the notes or the shares (including the conversion of the notes into shares), provided that:

•	such holder is neither resident nor deemed to be resident in the Netherlands nor has made an election for the application of the rules of the Netherlands income tax act 2001 as they apply to residents of the Netherlands; and

•	such holder does not have, and is not deemed to have, an enterprise or an interest in an enterprise which is, in whole or in part, carried on through a permanent establishment, a deemed permanent establishment, or a permanent representative in the Netherlands and to which enterprise or part of an enterprise our notes or our shares are attributable nor does such holder carry out any other activities in the Netherlands that exceed regular asset management; and

•	such holder does not carry out and has not carried out employment activities with which the holding of the shares is connected directly or indirectly; and

•	such holder, individuals relating to such holder and certain of their relatives by blood or marriage in the direct line (including foster children) do not have a substantial interest or deemed substantial interest in us and do not have an interest in an enterprise in the Netherlands other than by way of shareholding, or, if such holder has a substantial interest or a deemed substantial interest, it forms part of the assets of an enterprise.

Generally, a (resident or non-resident) holder of shares will have a substantial interest if he, his partner, certain other relatives (including foster children) or certain persons sharing his household, alone or together, directly or indirectly:

•	hold shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares);

•	hold or have rights to acquire shares (including the right to convert notes into shares), whether or not already issued, that represent at any time (and from time to time) 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares); or

•	hold or have the ownership of certain profit participating rights that relate to 5% or more of our annual profit and/or to 5% or more of our liquidation proceeds.

A deemed substantial interest arises if a substantial interest (or part thereof) has been disposed of, or is deemed to have been disposed of, on a nonrecognition basis.

Gift, Estate and Inheritance Tax

Netherlands residents.    Gift, estate and inheritance taxes will arise in the Netherlands with respect to an acquisition of our notes or shares by way of a gift by, or on the death of, a holder of our notes or shares who is resident or deemed to be resident in the Netherlands at the time of the gift or his death.

Non-residents.    No Netherlands gift, estate or inheritance taxes will arise on the transfer of notes or shares by way of gift by, or on the death of, a holder of notes or shares who is neither resident nor deemed to be resident in the Netherlands, unless:

•	such holder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the notes or shares are or were attributable; or

•	in the case of a gift of a note or a share by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands.

For purposes of Netherlands gift, estate and inheritance taxes, an individual who holds the Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death. Additionally, for purposes of Netherlands gift tax, an individual not holding the Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency. The Netherlands have concluded a treaty with the U.S. for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on estates and inheritances.

Turnover Tax

No Netherlands turnover tax will arise in respect of any payment in consideration for the issue of the notes, the conversion of the notes into common shares or with respect to any payment by us of principal, interest, dividend or premium (if any) on the notes or on the shares.

Other Taxes and Duties

No Netherlands registration tax, customs duty, transfer tax, stamp duty or any other similar documentary tax or duty other than court fees, will be payable by a holder of notes or shares in respect of or in connection with the signing and/or enforcement by legal proceedings (including the enforcement of any foreign judgment in the courts of the Netherlands) of the issue documents or the performance by us of our obligations thereunder or under the notes or shares.

EU Directive on Savings Income

The European Council adopted the directive on taxation of savings income in the form of interest payments. According to this directive we will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State. Luxembourg, Austria and Belgium have opted instead for a withholding system for a transitional period in relation to such payments. The directive regarding the taxation of savings income will enter into force on January 1, 2005, provided that Switzerland, Liechtenstein, San Marino, Monaco, Andorra and the dependent and associated territories (i.e. The Channel Islands, Island of Man and dependent and associated territories in the Caribbean) have adopted comparable measures.

Summary of United States Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences of the acquisition, ownership, disposition and conversion of notes and the ownership and disposition of common shares into which the notes may be converted. This description only applies to “U.S. holders” (as defined below) who hold notes and common shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This description does not describe all of the tax consequences that may be relevant to a holder in light of his particular circumstances, and does not address holders that are subject to special tax rules, such as, but not limited to:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	partnerships and other entities treated as partnerships for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	persons that own, or are deemed to own, 10% or more of our voting stock;

•	persons that hold the notes or common shares as part of a straddle, hedging, or conversion transaction; or

•	persons whose “functional currency” is not the U.S. dollar.

This description is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date hereof may affect the tax consequences described herein. You should consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences that may arise under any state, local or foreign tax laws.

This summary assumes that we will be neither a “passive foreign investment company” (a “PFIC”) (see “Summary of United States Federal Income Tax Considerations—Common Shares—Passive Foreign Investment Company Considerations” below) nor a “foreign personal holding company” (a “FPHC”) (see “Summary of United States Federal Income Tax Considerations—Foreign Personal Holding Company Considerations” below).

For purposes of this summary, a “U.S. holder” is a beneficial owner of notes or common shares that, for U.S. federal income tax purposes, is a citizen or resident of the United States, a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to U.S. federal income taxation regardless of its source or a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all its substantial decisions, or a trust that has made a valid election to be treated as a U.S. person.

Notes

Interest.    Interest and additional amounts, if any, paid to you on a note will be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your usual method of accounting for U.S. federal income tax purposes. Interest income in respect of the notes will be treated as foreign source income which may be relevant in calculating your foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, interest on the notes generally will constitute “passive income,” or, in the case of certain U.S. holders, “financial services income.”

Market Discount.    If a note is purchased after its original issue for a price lower than its stated redemption price at maturity, the amount of the difference is treated as market discount for U.S. federal income tax purposes. If, however, the market discount with respect to a note is less than ¼ of one percent (.0025) of the stated redemption price at maturity of the note multiplied by the number of complete years to maturity from the date the subsequent purchaser has acquired the note, then the market discount is considered to be zero.

Gain on the sale, redemption or retirement of a note, including full or partial redemption thereof, having “market discount” will be treated as interest income to the extent the gain does not exceed the accrued market discount on the note at the time of the disposition. Alternatively, a holder may elect to include market discount in taxable income for the taxable years to which it is attributable. The amount so included is treated as interest income. If this election is made, the rule requiring interest income treatment of all or a portion of the gain upon disposition is inapplicable. Once the election is made to include market discount in income currently, it cannot be revoked without the consent of the Internal Revenue Service. The election applies to all market discount notes acquired by the holder on or after the first day of the first taxable year to which such election applies.

Amortizable Bond Premium.    If a U.S. holder purchases a note for an amount that is greater than the sum of all amounts payable on the note other than stated interest, the holder will be considered to have purchased the note with amortizable bond premium. In general, amortizable bond premium with respect to any note will be equal in amount to the excess of the purchase price over the sum of all (i) amounts payable on the note other than stated interest and (ii) the value attributable to the note’s conversion feature. The holder may elect to amortize this premium, using a constant yield method, over the remaining term of the note. A U.S. holder may generally use the amortizable bond premium allocable to an accrual period to offset interest required to be included in such holder’s income with respect to the note in that accrual period. A U.S. holder who elects to amortize bond premium must reduce his tax basis in the note by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. holder and may be revoked only with the consent of the Internal Revenue Service.

Sale, Exchange or Retirement.    Upon the sale, exchange, retirement or other disposition of a note (other than the conversion of a note into common shares), you will recognize capital gain or loss equal to the difference, if any, between the amount realized on the sale, exchange, retirement or other disposition (but not including any amounts received that are attributable to accrued but unpaid interest and market discount, if any, which will be taxable as ordinary interest income in accordance with your method of accounting as described above) and your adjusted tax basis in such note. Your adjusted tax basis in a note generally will equal your cost of such note. Any such gain or loss generally will be treated as U.S. source gain or loss for purposes of computing a U.S. holder’s foreign tax credit limitation and such gain or loss will be long-term capital gain or loss if your holding period for such notes exceeds one year. The deductibility of capital losses is subject to limitations.

Conversion of Notes.    You will not recognize gain or loss on the conversion of notes into our common shares, except with respect to cash received in lieu of fractional common shares. Your tax basis in the common shares received upon conversion will be the same as your tax basis in the notes converted, less any portion thereof allocable to cash received in lieu of fractional common shares. You will recognize gain or loss upon the receipt of cash paid in lieu of fractional common shares measured by the difference between the amount of cash received for the fractional share interest and your tax basis in such fractional share interest. Your holding period in the common shares will include the holding period during which you held the notes.

Adjustment of Conversion Price.    The conversion ratio of the notes is subject to adjustment in certain circumstances. Adjustments to the conversion ratio, or the failure to make adjustment to the conversion ratio upon the occurrence of certain events, may result in the receipt of constructive dividends by you.

Common Shares

Distributions.    The gross amount of any distribution paid to you by us with respect to the common shares (including the amount of any Netherlands taxes withheld), other than certain pro rata distributions of our common shares, will be includible in your gross income as foreign source dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. The amount of any distribution paid in euro will be equal to the U.S. dollar value of the euro on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. Gain or loss, if any, realized on the sale or other disposition of such euro will be U.S. source ordinary income or loss. Dividends paid by us will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. We do not maintain calculations of our earnings and profits under the U.S. federal income tax principles.

Subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute “qualified dividend income” will be taxable to you at a maximum tax rate of 15%, provided that you hold our common shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to our common shares will generally be qualified dividend income, provided that, in the year that you receive the dividend, the common shares are readily tradable on an established securities market in the United States or we are eligible for benefits of a comprehensive income tax treaty with the United States which the Secretary of the United States Treasury Department determines is satisfactory for these purposes. Based on the current legislative history, the current income tax treaty between the United States and the Netherlands should be satisfactory for these purposes.

Subject to certain limitations and restrictions, you will be entitled to a credit against your U.S. federal income tax liability, or a deduction in computing your U.S. federal taxable income, for Netherlands income taxes withheld by us at the rate provided in the U.S. Tax Treaty from a distribution paid to you. Under current Dutch law, we may be permitted under limited circumstances to deduct and retain from the withholding a portion of the amount that otherwise would be required to be remitted to the taxing authorities in the Netherlands. This amount generally may not exceed 3% of the total dividend distributed by us. See “Summary of Netherlands Tax Considerations—Withholding Tax—Dividends.” If we withhold an amount from dividends paid to a U.S. holder that we then are not required to remit to any taxing authority in the Netherlands, the amount in all likelihood will not qualify as a creditable tax for U.S. federal income tax purposes. We will endeavor to provide you with information concerning the extent to which we have applied the reduction described above to dividends paid to you. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will constitute “passive income,” or, in the case of certain U.S. holders, “financial services income.” The rules relating to the determination of the U.S. foreign tax credit are complex. You should consult your own tax advisers to determine whether and to what extent a credit or deduction would be available to you.

Sale or Other Dispositions.    Upon the sale, exchange or other disposition of our common shares, you will recognize gain or loss in an amount equal to the difference between the amount realized and your adjusted tax basis in the common shares. Such capital gain or loss will generally be U.S. source capital gain or loss, and will be long-term capital gain or loss if your holding period for such common shares (which generally includes your holding period in the notes that were converted into such shares) exceeds one year. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

If during any taxable year, 75% or more of our gross income consists of certain types of “passive” income, or if the average value during a taxable year of our “passive assets,” which generally are assets that produce passive income or assets held for the production of passive income, is 50% or more of the average value of all assets held by us, we will be classified as a PFIC. Based on our current and projected income, assets and activities, we do not believe we will be classified as a PFIC for U.S. income tax purposes for our current or any succeeding taxable year. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, equity investments in various entities) from time to time, there can be no assurance that we will not be considered a PFIC for the current or any succeeding taxable year. If we are treated as a PFIC for any taxable year and if you are a U.S. holder, certain adverse consequences could apply to you upon disposition of the notes or common shares or upon receipt of certain distributions in respect of the common shares. You should consult your own tax advisors with respect to the PFIC issue and its applicability to your particular situation.

Foreign Personal Holding Company Considerations

Based on our understanding of the status of our current shareholders and related parties, we do not expect to be a FPHC. We will be a FPHC for any taxable year in which (i) at least 60% (in certain cases, 50%) of our gross income consists of “foreign personal holding company income” (which, with certain exceptions, includes, among other things, dividends, interest and gains from the sale of stock and securities) and (ii) more than 50% of our stock (by vote or value) is owned at any time, directly or indirectly or pursuant to rules of attribution, by or for five or fewer individuals who are citizens or residents of the United States (a “U.S. Group”).

If we were a FPHC, each U.S. holder that owned our shares on the last day of our taxable year (or, if earlier, the last day of our taxable year on which a U.S. Group currently exists with respect to us) would be required to include in gross income as dividends such U.S. holder’s pro rata share of our undistributed taxable income, subject to certain adjustments, and certain other adverse tax consequences would apply.

United States Backup Withholding Tax and Information Reporting

Under certain circumstances, a U.S. holder may be subject to information reporting and backup withholding with respect to principal, premium and interest payments on, and the proceeds of the sale or other disposition of, the notes, and on dividend payments and the proceeds of the sale or other disposition of common shares, unless such U.S. holder:

•	is a corporation or comes within certain exempt categories, and, when required, demonstrates this fact; or

•	provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

You should consult with your tax advisors regarding your qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

THE PRECEDING DISCUSSION OF CERTAIN NETHERLANDS AND UNITED STATES TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR NETHERLANDS AND UNITED STATES FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND OUR COMMON SHARES. TAX ADVISORS SHOULD ALSO BE CONSULTED AS TO THE UNITED STATES ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND OUR COMMON SHARES, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

SELLING HOLDERS AND PLAN OF DISTRIBUTION

The notes were originally issued by us and sold by Morgan Stanley (the “Initial Purchaser”) in transactions exempt from the registration requirements of the Securities Act pursuant to Rule 144A and Regulation S under the Securities Act. The selling holders may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and the shares of common stock issued upon conversion of such notes. When we refer to the “selling holders” in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling holders’ interests, provided that those interests still are “restricted securities” as defined in the registration rights agreement.

The table below sets forth the name of each selling holder, the principal amount of notes that each selling holder may offer pursuant to this prospectus and the number of shares of common stock into which the notes may be converted. Unless set forth below, to our knowledge and based on information provided by the selling holders, none of the selling holders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of our outstanding common stock.

The principal amounts of the notes provided in the table below are based on the information provided to us by each of the selling holders and the percentages are based on $90 million principal amount of notes outstanding. The numbers of shares of common stock that may be sold are calculated based on the current conversion rate of 52.0237 shares of common stock per $1,000 principal amount of the notes.

Since the date on which each selling holder provided this information, such selling holder may have sold, transferred or otherwise disposed of all or a portion of the selling holder’s notes in a transaction exempt from registration under the Securities Act. Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this prospectus to the extent required. In addition, the conversion ratio, and therefore the number of shares of our common stock issuable upon conversion of the notes, is subject to adjustment. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease.

The selling holders may from time to time offer and sell any or all of the securities under this prospectus. Because the selling holders are not obligated to sell the notes or the shares of common stock issuable upon conversion of the notes, we cannot estimate the amount of notes or how many shares of common stock that the selling holders will hold upon consummation of any sales.

Name and Address	Aggregate Principal Amount of Notes that may be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock that may be Sold(1)	Percentage of Shares of Common Stock Outstanding(2)
AAM/Zazove International Convertible Fund L.P. 940 Southwood Blvd #200 Incline Village, NV 89451	400,000	*	21,209.48	*

AIG DKR SoundShore Holdings Ltd. 1281 E. Main Street Stanford, CT 06902	1,320,000	2.40%	69,991.28	*

AIG DKR SoundShore Opportunity Holding Fund, Ltd. 1281 E. Main Street Stanford, CT 06902	898,000	*	47,615.28	*

AIG DKR SoundShore Strategic Holding Fund, Ltd. 1281 E. Main Street Stanford, CT 06902	1,000,000	1.10%	52,023.70	*

Alpine Associates 100 Union Avenue, 1st Fl. Cresskill, NJ 07626	3,000,000	3.33%	159,071.10	*

Alpine Partners, L.P. 100 Union Avenue, 1st Fl. Cresskill, NJ 07626	500,000	*	26,511.85	*

Amaranth L.L.C. One American Lane Greenwich, CT 06831	2,640,000	2.93%	139,982.57	*

BNP Paribas Equity Strategies SNC 555 Croton Road, 4th Floor King of Prussia, PA 19406	2,220,000	2.47%	117,712.61	*

Capital Guardian International non-US Small Capitalization Fund 11100 Santa Monica Blvd., 15th Fl. Los Angeles, CA 90025	1,947,000	2.16%	103,237.14	*

Capital Guardian Public Funds International (non-US) Small Capitalization Fund 11100 Santa Monica Blvd., 15th Fl. Los Angeles, CA 90025	149,000	*	7,900.53	*

CooperNeff Convertible Strategies (Cayman) Master Fund L.P. 555 Croton Road, 4th Floor King of Prussia, PA 19406	2,045,000	2.27%	108,433.47	*

GLG Market Neutral Fund One Curzon Street London WIJ 5HB	13,750,000	15.27%	729,075.88	1.47%

Name and Address	Aggregate Principal Amount of Notes that may be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock that may be Sold(1)	Percentage of Shares of Common Stock Outstanding(2)
KBC Financial Products (Cayman Islands) Limited 140 E. 45th Street, 2 Grand Central Tower New York, NY 10017	3,000,000	3.33%	159,071.10	*

KBC Financial Products USA Inc. 140 E. 45th Street, 2 Grand Central Tower New York, NY 10017	3,350,000	3.72%	177,629.40	*

McMahan Securities Co. L.P. 500 W. Putnam Avenue Greenwich, CT 06830-6086	750,000	*	39,767.78	*

Polygon Global Opportunities Master Fund 10, Duke of York Square London SW3 4LY	4,500,000	5.00%	238,606.65	*

Sage Capital 1280 N. Palm Avenue Sarasota, FL 34236	100,000	*	5,302.37	*

Singlehedge US Convertible Arbitrage Fund 555 Croton Road, 4th Floor King of Prussia, PA 19406	420,000	*	22,269.95	*

Sturgeon Limited 48 Par La Rue Rd, Suite 228 Hamilton, HM 11, Bermuda	315,000	*	16,702.47	*

Sunrise Partners Limited Partnership Two American Lane Greenwich, CT 06836-2571	8,860,000	9.84%	469,789.98	*

UBS AG London 100 Liverpool Street London, EC2M 2RH	2,000,000	2.22%	106,047.40	*

Wachovia Securities LLC 201 S. College St. Charlotte, NC 28288	6,250,000	6.94%	331,398.13	*

Subtotal	59,414,000	66.0%	3,090,936	5.9%

All other holders of convertible notes or future transferees, pledgees, donees, assignees or successors of any such holders(3)(4)	30,586,000	34.0%	1,591,197	3.1%

Total	90,000,000	100%	4,682,133	8.6%

*	Less than 1%
(1)

Assumes conversion
of all of the notes at a conversion rate of 52.0237 shares of common stock per $1,000 principal amount of notes. The conversion rate is subject to adjustment as described under “Description of the Notes—Conversion of Notes.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.
(2)	Calculated based in Rule 13d-3(d)1 under the Exchange Act, using 49,495,158 shares of common stock outstanding as of June 30, 2003. In calculating this amount for each holder or group, we treated as outstanding the number of shares of common stock issuable upon conversion of all of the notes owned by that holder or group, but we did not assume the conversion of notes owned by any other holder or group.
(3)	Only selling holders identified above who beneficially own the convertible notes set forth opposite their names on the effective date of the registration statement of which this prospectus is a part may sell the convertible notes or shares of common stock issuable upon conversion of the convertible notes pursuant to the registration statement. Prior to any use of the prospectus in connection with the offering of convertible notes or common stock by any holder not identified above, this prospectus will be amended or supplemented as required by law to set forth the name and principal amount or number of securities to be offered.
(4)	Assumes that any other holders of the convertible notes or any future pledgee, donees, assignees, transferees or successors of or from any other such holders of the notes do not beneficially own any shares of common stock other than the common stock issuable upon conversion of the notes at the current conversion rate.

Only the selling holders will be offering and selling the securities offered and sold under this prospectus. We will not receive any of the proceeds from the offering of the notes or the shares of common stock by the selling holders. In connection with the initial sales of the notes, we entered into the registration rights agreement with the Initial Purchaser. Securities may only be offered or sold under this prospectus pursuant to the terms of the registration rights agreement. We are registering the notes and shares of common stock covered by this prospectus in order to permit holders to sell the securities publicly from time to time, provided that this prospectus does not cover resales of securities that are no longer “restricted securities” as defined in the registration rights agreement. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the notes and shares of common stock covered by this prospectus.

The selling holders may sell all or a portion of the notes and any shares of common stock received upon conversion beneficially owned by them and offered hereby from time to time:

•	directly; or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling holders and/or from the purchasers of the notes and shares of common stock for whom they may act as agent.

The notes and the shares of common stock received upon conversion may be sold from time to time in one or more transactions at:

•	fixed prices, which may be changed;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These prices will be determined by the selling holders or by agreement between the selling holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling holders from the sale of the notes or shares of common stock offered by them will be the purchase price of the notes or shares of common stock less discounts and commission, if any.

The sales described in the preceding paragraph may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes or shares of common stock may be listed or quoted at the time of sale, including NASDAQ in the case of the shares of common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the notes and shares of common stock or otherwise, the selling holders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and shares of common stock in the course of hedging their positions. The selling holders may also sell the notes and shares of common stock short and deliver the notes and shares of common stock to close out short positions, or loan or pledge notes and shares of common stock to broker-dealers that in turn may sell the notes and shares of common stock.

To our knowledge, there are currently no plans, arrangements or understandings between any selling holders and any underwriter, broker-dealer or agent regarding the sale of the notes and the shares of common stock by the selling holders. Selling holders might not sell all or any of the notes and the shares of common stock offered by them pursuant to this prospectus. In addition, a selling holders might transfer, devise or give the notes and the shares of common stock by other means not described in this prospectus, and any securities covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or Regulation S under the Securities Act may be sold under one of those rules rather than pursuant to this prospectus.

Our common stock is listed and traded on NASDAQ. The notes are a recent issue with no established public trading market. We do not intend to apply for the notes to be listed on any securities exchange or to be quoted on any automated quotation system. The Initial Purchaser advised us that it intended to make a market in the notes, but it is not obligated to do so and may discontinue market making at any time without notice. The notes issued in the private placement are eligible for trading in the PORTAL market. However, the notes sold using this prospectus are not eligible for PORTAL and there is no other market for those notes. Accordingly, we cannot give you any assurance as to the liquidity of the trading market for the notes.

The selling holders and any broker and any broker-dealers, agents or underwriters that participate with the selling holders in the distribution of the notes or the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act. If so, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the notes or the shares of common stock purchased by them may be deemed underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling holders may be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling holders may be deemed to be underwriters, the selling holders may be subject to statutory liabilities, including, without limitation, liabilities under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

Because the selling holders may be deemed to be underwriters within the meaning of the Securities Act, they may be subject to the prospectus delivery requirements of the Securities Act. At any time a particular offer of the securities is made, a revised prospectus or prospectus supplement, if required, will be distributed that will disclose:

•	the name of the selling holder and any participating underwriters, broker-dealers or agents;

•	the aggregate amount and type of securities being offered;

•	the price at which the securities are being sold and other material terms of the offering;

•	any discounts, commissions, concessions or other items constituting compensation from the selling holders and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

•	that the participating broker-dealers did not conduct any investigation to verify the information in this prospectus or incorporated in this prospectus by reference.

If required, the prospectus supplement or a post-effective amendment will be filed with the SEC to reflect the disclosures of additional information with respect to the distribution of the securities. In addition, if we receive notice from a selling holder that a donee or pledgee intends to sell more than 500 shares of our common stock, a supplement to this prospectus will be filed, if required.

As described above, the notes were issued and sold in April 2003 in transactions exempt from the registration requirements of the Securities Act pursuant to Rule 144A and Regulation S under the Securities Act. Pursuant to the registration rights agreement, we have agreed to indemnify each selling holder, and each selling holder has agreed to indemnify us, against specified liabilities arising under the Securities Act. The selling holders may also agree to indemnify any broker-dealer or agent that participates in transactions involving the sales of securities against some liabilities, including liabilities that arise under the Securities Act.

The selling holders and any other person participating in the distribution of the securities will be subject to the Exchange Act. The Exchange Act rules include, among others, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying shares of common stock by the selling holders and any such other person. Regulation M may also restrict the ability of any person engaged in the distribution of the notes and the underlying shares of common stock being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the notes and the underlying shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying shares of common stock.

LEGAL MATTERS

The validity of the notes offered by this prospectus will be passed upon for us by our counsel, Quarles & Brady LLP, Phoenix, Arizona, and the validity of the notes offered by this prospectus and the common shares issuable upon conversion of the notes will be passed upon for us by our counsel, Stibbe, Amsterdam, the Netherlands.

The Chairman of our Supervisory Board, Mr. Van den Hoek, is a partner in Stibbe and owned 300,000 common shares as of December 31, 2002.

INDEPENDENT AUDITORS

The consolidated financial statements of ASM International N.V. as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, incorporated in this prospectus by reference to our annual report on Form 20-F for the year ended December 31, 2002, have been audited by Deloitte & Touche Accountants, independent auditors, as stated in their report incorporated in this prospectus by reference and have been so incorporated in reliance on their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

Our affairs are governed by our articles of association and by the laws governing limited liability companies formed in the Netherlands. The rights of our shareholders and the responsibilities of members of our management board and supervisory board under Netherlands law are not as clearly established as under statutes or judicial precedent existing in some United States jurisdictions. Therefore, our public shareholders may have more difficulty in protecting their interests in the face of actions by our management, members of our management board or supervisory board or our controlling shareholders than they would as shareholders of a corporation incorporated in a United States jurisdiction. Under our articles of association, following the adoption of our annual accounts at our annual meeting of shareholders, the shareholders may discharge the members of our management board and supervisory board from liability in respect of the exercise of their duties during the financial year concerned. This discharge is without prejudice to the provisions of Netherlands law, including provisions relating to the liability of members of supervisory boards and management boards upon bankruptcy of a company pursuant to articles 148 and 149 of book 2 of the Dutch Civil Code. This discharge is not absolute and is not effective as to matters not disclosed to the shareholders.

We are a Netherlands limited liability company and our executive office and the majority of our assets are located outside the United States. In addition, most of the members of our management board and supervisory board, our executive officers, and some of the experts named in this prospectus are residents of jurisdictions other than the United States. As a result, it may be difficult for investors to serve process within the United States upon us, members of our management board or supervisory board, our executive officers, or experts named in this prospectus or to enforce against them in United States courts judgments of those courts, to enforce outside the United States judgments obtained against them in United States courts, or to enforce in United States courts judgments obtained against them in courts in jurisdictions outside the United States in any action, including actions that derive from the civil liability provisions of the United States securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities derived from the United States securities laws.

We have been advised by Stibbe, our Netherlands legal counsel, that the United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by a federal or state court in the United States based on civil liability, whether or not it is derived solely from the federal securities laws of the United States, would not be directly enforceable in the Netherlands. However, if the party in whose favor a final judgment for the payment of money is rendered brings a new suit in a competent court in the Netherlands, that party may submit to the Netherlands court the final judgment that has been rendered in the United States. If the Netherlands court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and that proper legal procedures have been observed, the court in the Netherlands may give binding effect to the final judgment that has been rendered in the United States unless that judgment contravenes the Netherlands’ public policy or public order, and provided that such judgment does not involve the recognition of punitive damages which have no bearing on the amount of damages incurred. We have been further advised by our Netherlands legal counsel that there is some doubt as to whether a Netherlands court might impose civil liability on us, on members of our supervisory board or management board or on the experts named in this prospectus in an action that is derived solely from the federal securities laws of the United States brought in a court in the Netherlands against us or them.

EXPENSES OF THE ISSUE

Following, in tabular form, is a description of the expenses of this issue that we will bear. All amounts except the SEC fees are estimates:

Expenses	Estimated Fee (in U.S. Dollars)
SEC registration fees	$7,281
Cost of printing and engraving expenses	25,000
Legal fees and expenses	50,000
Accounting fees and expenses	50,000
Miscellaneous fees and expenses	42,719

Total	$175,000

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT ASM INTERNATIONAL

We have filed with the SEC a registration statement on Form F-3, including exhibits and schedules, in connection with the notes and common shares to be sold in this offering. This prospectus is part of the registration statement and does not contain all the information included in the registration statement. For further information about us and the notes and common shares to be sold in this offering, please refer to the registration statement. Whenever a reference is made in this prospectus to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to the registration statement or to one of our previous SEC filings.

We also file annual and special reports and other information with the SEC. You may read and copy all or any portion of the registration statement and any other document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Some of this material may also be obtained at the Internet site the SEC maintains at http://www.sec.gov which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information contained in this prospectus. We incorporate by reference the documents listed below:

•	our annual report on Form 20-F for the year ended December 31, 2002, filed April 17, 2003;

•	our Forms 6-K filed April 28, 2003 and August 17, 2003; and

•	the description of our share capital contained in our Form 8-A Registration Statement filed on April 3, 1985, as updated by our Form 6-K dated July 2, 2002.

We also incorporate by reference any annual reports filed on Form 20-F and we may incorporate reports filed on Form 6-K until all of the notes or common shares that are part of this offering have been sold. We will incorporate the Forms 6-K by stating in those forms that they are being incorporated into this prospectus.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other document that is subsequently filed with the SEC and incorporated by reference, modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified and superseded.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus upon an oral or written request. You may request a copy of these filings, at no cost, by contacting us at the following address, telephone number or web address:

ASM International N.V.

Jan van Eycklaan 10

3723 BC Bilthoven

The Netherlands

Attention: Robert L. de Bakker

Chief Financial Officer

+31 30 229 8506

www.asm.com

ANNEX A

NOTICE OF TRANSFER PURSUANT TO REGISTRATION STATEMENT

Citibank, N.A.

111 Wall Street

14th Floor

New York, NY 10043

Attn: Corporate Trust Department

Attention: Trust Officer

Re: ASM International N.V. (the “Company”)

5 1/4% Convertible Subordinated Notes due 2010 (the “Notes”)

Dear Sirs:

Please be advised that                                                          has transferred $                     aggregate principal amount of the above-referenced Notes pursuant to an effective Registration Statement on Form F-3 (File No. 333-        ) filed by the Company.

We hereby certify that the prospectus delivery requirements, if any, of the Securities Act of 1933, as amended, have been satisfied and that the above-named beneficial owner of the Notes is named as a “Selling Holder” in the Prospectus dated              , or in supplements thereto, and that the aggregate principal amount of the Notes transferred are the Notes listed in such Prospectus opposite such owner’s name.

Dated:

Very truly yours,

(Name)
By:

(Authorized Signature)

A-1

Part II:    Information Not Required in Prospectus

Item 8:    Indemnification of Directors and Officers

We have a directors and officers liability insurance policy which insures directors and officers against the cost of defense, settlement or payment of claims and judgments under some circumstances.

The indemnification provided above is not exclusive of any rights to which any of our directors or officers may be entitled. The general effect of the forgoing provisions may be to reduce the circumstances in which a director or officer may be required to bear the economic burdens of the forgoing liabilities and expenses.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 9:    Exhibits

See Exhibit Index following the Signatures page which is incorporated by reference herein.

Item 10:    Undertakings

The undersigned registrant undertakes:

(1)	To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)	Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement (or the most recent post-effective amendment thereof). Notwithstanding the foregoing, any increase or decrease in volume of securities offered, if the total dollar value of securities offered would not exceed that which was registered, and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	Include any additional or changed material information on the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)	To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of the registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Form F-3 and has duly caused this pre-effective amendment no. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bilthoven, the Netherlands, on October 3, 2003.

ASM INTERNATIONAL N.V.

By:	/s/ ARTHUR H. DEL PRADO
Arthur H. del Prado, Chairman of the Management Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.*

Name	Title

** Arthur H. del Prado	Chairman of the Management Board, President and Chief Executive Officer (Principal Executive Officer)

/s/ ROBERT L. DE BAKKER Robert L. de Bakker	Member of Management Board, Chief Financial Officer (Principal Financial and Accounting Officer)

** Paul C. van den Hoek	Chairman of the Supervisory Board

** Eric A. van Amerongen	Supervisory Director

** Johan M.R. Danneels	Supervisory Director

** Adri Baan	Supervisory Director

** Jacobus den Hoed	Supervisory Director

*	Each of these signatures is affixed as of October 3, 2003.

**By:	/s/ ROBERT L. DE BAKKER

Attorney-in-Fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, the undersigned certifies that it is the duly authorized United States representative of ASM International N.V. and has duly caused this pre-effective amendment no. 1 to be signed on behalf of it by the undersigned, thereunto duly authorized, in the City of Phoenix, Arizona on October 3, 2003.

ASM AMERICA INC., a Delaware corporation (Authorized U.S. Representative)

By:	/s/ ARTHUR H. DEL PRADO
Name:	Arthur H. del Prado,
Title:	Chairman of the Board

ASM INTERNATIONAL N.V.

Exhibit Index

To

Registration Statement On Form F-3

Exhibit Number	Description	Incorporated by Reference to:	Filed with Original Filing:	Included Herein:

4.1	1994 Stock Option Plan	Exhibit 99.1 to the Registrant’s S-8 filed October 25, 1999

4.2	Debenture Purchase Agreement Part 1	Exhibit 4.2 to the Registrant’s Form F-3 filed on December 13, 1999

4.3	Debenture Purchase Agreement Part 2	Exhibit 4.2 to the Registrant’s Form F-3 filed on December 13, 1999

4.4	Zero Coupon Debenture	Exhibit 4.3 to the Registrant’s Form F-3 filed on December 13, 1999

4.5	Common Stock Purchase Warrant	Exhibit 4.4 to the Registrant’s Form F-3 filed on December 13, 1999

4.6	Supplemental Common Stock Purchase Warrant	Exhibit 4.5 to the Registrant’s Form F-3 filed on December 13, 1999

4.7	Registration Rights Agreement	Exhibit 4.6 to the Registrant’s Form F-3 filed on December 13, 1999

4.8	Purchase Agreement dated November 14, 2001 between ASM International N.V. and CIBC World Markets Corp. for purchase of $100 million of 5% Convertible Subordinated Notes	Exhibit 4.16 of Registrant’s 20-F/A filed on May 10, 2002

4.9	Indenture Agreement dated November 19, 2001 and Citibank, N.A. relating to 5% Convertible Subordinated Notes	Exhibit 4.17 of Registrant’s 20-F/A filed on May 10, 2002

4.10	2001 Stock Option Plan	Exhibit 99.1 to Registrant’s Form S-8 filed on April 30, 2002

4.11	Equity Line Financing Agreement between ASM International N.V. and Canadian Imperial Holdings Inc. dated July 2, 2002	Exhibit 4.18 to Registrant’s Form F-3 filed on July 7, 2002

4.12	Registration Rights Agreement between ASM International N.V. and Canadian Imperial Holdings Inc. dated July 2, 2002	Exhibit 4.19 to Registrant’s Form F-3 filed on July 7, 2002

Exhibit Number	Description	Incorporated by Reference to:	Filed with Original Filing:	Included Herein:

4.13	English translation of Robert L. de Bakker’s Employment Agreement	Exhibit 4.13 to Registrant’s Form 20-F filed on April 17, 2003

4.14	Trust Deed and Rules of the ASM Pacific Technology Employee Share Incentive Scheme, dated March 23, 1990	Exhibit 4.14 to Registrant’s Form 20-F filed on April 17, 2003

4.15	Deed of Adherence Relating to Participation in the Employee Share Incentive Scheme of ASM Pacific Technology Limited, dated April 12, 1999	Exhibit 4.15 to Registrant’s Form 20-F filed on April 17, 2003

4.16	Supplemental Deed Relating to the Employee Share Incentive Scheme of ASM Pacific Technology Limited	Exhibit 4.16 to Registrant’s Form 20-F filed on April 17, 2003

4.17	Purchase Agreement dated April 28, 2003 between ASM International N.V. and Morgan Stanley for purchase of US $90 Million of 5.25% Convertible Subordinated Notes		X

4.18	Indenture Agreement dated May 6, 2003 between ASM International N.V. and Citibank, N.A.		X

4.19	Registration Rights Agreement dated May 6, 2003		X

5.1	Opinion of Stibbe with respect to legality of the securities being offered			X

5.2	Opinion of Quarles & Brady LLP with respect to legality of the securities being offered			X

23.1	Consent of Deloitte & Touche Accountants			X

23.2	Consent of Stibbe			See Exhibit 5.1

23.3	Consent of Quarles & Brady			See Exhibit 5.2

24.1	Power of attorney		X

25.1	Statement of Eligibility on Form T-1 of Citibank, NA		X